Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5138
Facsimile:: 08 8218 5633

Santos

82-00034

SUPPL

24 October 2006

The Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
SYDNEY NSW 2000

BY ELECTRONIC LODGEMENT

Santos CSG Pty Ltd ACN 121 188 654 - takeover offer for Queensland Gas Company Limited ACN 089 642 553

Notice of Dispatch of Bidder's Statement

We hereby give notice on behalf of the Bidder in accordance with item 8 of section 633(1) of the *Corporations Act 2001* (the **Act**) that a bidder's statement and acceptance form relating to the Bid have been sent today in accordance with, and in satisfaction of, the requirements of item 6 of section 633(1) of the Act.

The bidder's statement includes an offer dated 24 October 2006. We enclose a copy of the bidder's statement and acceptance form.

W.J. Glanville
Company Secretary

10/26

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to how to deal with it, you should consult your financial or other professional adviser

Santos CSG Pty Ltd
ACN 121 188 056
a wholly owned subsidiary of

SANTOS LIMITED
ACN 007 550 923



Santos

CASH OFFER
$1.26 CASH PER SHARE

FOR ALL YOUR SHARES IN
QUEENSLAND GAS COMPANY LIMITED
ACN 089 642 553

Financial adviser

CALIBURN

Legal adviser

JOHNSON WINTER & SLATTERY
LAWYERS

If you have any questions about the Offer or this document, or about how to accept the Offer, please call the Offer Information Line during business hours on 1300 [illegible] (from within Australia) or +61 3 [illegible] (from outside Australia). Calls to these numbers will be recorded.

IMPORTANT INFORMATION

BIDDER'S STATEMENT

This Bidder's Statement is given by Santos CSG Pty Ltd ACN 121 188 654 ***(Santos CSG)***, a wholly owned subsidiary of Santos Limited ACN 007 550 923 ***(Santos)***, to Queensland Gas Company Limited ACN 089 642 553 ***(QGC)*** under Part 6.5 of the Corporations Act and relates to the Offer. You should read this Bidder's Statement in its entirety. This Bidder's Statement is dated 10 October 2006 and includes an Offer dated 24 October 2006 in Section 11.

AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION

A copy of this Bidder's Statement was lodged with ASIC on 10 October 2006. Neither ASIC nor any of its officers takes any responsibility for the contents of this Bidder's Statement.

DISCLAIMER REGARDING FORWARD LOOKING STATEMENTS

This Bidder's Statement contains certain forward looking statements which have not been based solely on historical facts, but are rather based on current expectations about future events and results. These forward looking statements are subject to inherent risks and uncertainties. Such risks and uncertainties include factors and risks specific to the industries in which QGC operates as well as general economic conditions, prevailing exchange rates and interest rates, conditions in the financial markets, government policies and regulation, competitive pressures and changes in technology. Actual events or results may differ materially from the expectations expressed or implied in such forward looking statements. None of Santos, Santos CSG or their respective directors and officers, or any person named in this Bidder's Statement or involved in the preparation of this Bidder's Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law.

PRIVACY COLLECTION STATEMENT

Personal information relating to your shareholding in QGC will be collected by Santos CSG from QGC in accordance with its rights under the Corporations Act. Santos CSG will share this information on a confidential basis with its advisers and service providers where necessary for the purposes of the Offer. Santos CSG and its agents retained for the purposes of the Offer will use the information solely for purposes relating to the Offer. Generally, you have a right to access the personal information which Santos CSG and its agents may hold about you. You can contact the Offer Information Line if you have any queries about the privacy practices of Santos CSG.

INVESTMENT DECISIONS

This Bidder's Statement does not take into account your individual investment objectives, financial situation or particular needs. You may wish to seek independent financial and taxation advice before deciding whether or not to accept the Offer.

DEFINED TERMS AND INTERPRETATION

A number of defined terms are used in this Bidder's Statement. These terms are explained in Section 13 along with certain rules of interpretation which apply to this Bidder's Statement.

OFFER INFORMATION LINE

If you have any questions about the Offer or this document, or about how to accept the Offer, please call the Offer Information Line during business hours on 1300 651 473 (from within Australia) or +61 3 9415 4355 (from outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

CONTENTS

IMPORTANT DATES

BIDDER'S STATEMENT LODGED WITH ASIC	10 OCTOBER 2006
DATE OF OFFER	24 OCTOBER 2006
OFFER SCHEDULED TO CLOSE (UNLESS EXTENDED)	30 NOVEMBER 2006

Note: The closing date for the Offer may change as permitted by the Corporations Act.

LETTER FROM THE CHAIRMAN OF SANTOS

Office of the Chairman
Santos Limited
ABN 80 007 550 923
Ground Floor Santos House
91 King William Street
Adelaide South Australia 5000

Santos

24 October 2006

Cash Offer of $1.26 per QGC Share

Dear QGC Shareholder

On behalf of the directors of Santos Limited (***Santos***), I am pleased to introduce the Offer by Santos CSG Pty Ltd (***Santos CSG***), a wholly owned subsidiary of Santos, to acquire all of your shares in Queensland Gas Company Limited (***QGC***) for $1.26 cash per share.

Santos CSG already owns 3.86% of QGC's shares.

Santos believes that the Offer is compelling for QGC shareholders, offering the certainty of cash consideration at a significant premium to recent QGC share prices and other relevant benchmarks.

In particular, the Offer price represents a premium of:

- 24% to QGC's closing share price of $1.02 on 3 October 2006, the last day of trading prior to Santos CSG's on-market purchase of approximately 1.9 million QGC Shares on 4 October 2006;
- 47% to the volume weighted average price of $0.86 for QGC Shares over the 3 months to 3 October 2006; and
- 100% to the issue price of $0.63 per QGC Share under the recent QGC Rights Issue.

The Offer represents an attractive reserves valuation multiple of $1.38/GJ of proved and probable gas reserves compared to an average of $0.57/GJ for other recent comparable transactions (see subsection 2 of Section 2).

I encourage you to accept the Offer which is scheduled to close at 5.00 pm (Queensland time) on 30 November 2006.

Further details about the Offer are set out in this document. In order to accept the Offer, please follow the instructions on the accompanying Acceptance Form. You will not pay any brokerage costs if you accept the Offer.

The Offer is subject to certain conditions, including a 50.1% minimum acceptance condition. The conditions are described in Section 3.5 and set out in full in Section 11.7.

If you have any questions about the Offer, please call the Offer Information Line during business hours on 1300 651 473 (from within Australia) or +61 3 9415 4355 (from outside Australia).

Yours faithfully

Stephen Gerlach

Stephen Gerlach
Chairman
Santos Limited

WHY YOU SHOULD ACCEPT THE OFFER

2

1. The Offer represents a significant premium to QGC's historical trading levels

2. The Offer represents a high reserves valuation multiple for QGC relative to recent comparable transactions

3. The Offer gives you the opportunity to realise value for QGC's uncertain resource potential

4. Cash consideration provides you certainty of value and removes the risks inherent in your QGC investment

5. QGC's share price may fall if the Offer lapses

These points are discussed in more detail in the following pages.



Santos

1. THE OFFER REPRESENTS A SIGNIFICANT PREMIUM TO QGC'S HISTORICAL TRADING LEVELS

The Offer of $1.26 cash per QGC Share represents a significant premium to QGC's historical trading levels.

Specifically, the Offer price of $1.26 per QGC Share represents a premium of:

- 24% to QGC's closing share price of $1.02 on 3 October 2006, the last day of trading prior to Santos CSG's on-market purchase of approximately 1.9 million QGC Shares on 4 October 2006;
- 29% to the volume weighted average price of $0.978 for QGC Shares over the one month to 3 October 2006;
- 47% to the volume weighted average price of $0.86 for QGC Shares over the 3 months to 3 October 2006; and
- 100% to the issue price of $0.63 per QGC Share under the QGC Rights Issue (this provides a very significant return for those Shareholders who took up their QGC Rights).



Santos CSG's Offer of $1.26 per share
$1.26
24% premium
29% premium
47% premium
100% premium
Dollars per share
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
$0.978
Closing Price - 3 October 2006
One month VWAP
Three month VWAP(1)
QGC Rights Issue price

(1) 3 month VWAP based on data adjusted for the QGC Rights Issue.

2. THE OFFER REPRESENTS A HIGH RESERVES VALUATION MULTIPLE FOR QGC RELATIVE TO RECENT COMPARABLE TRANSACTIONS

The Offer represents a reserves valuation multiple of $1.38/GJ,[2] which is more than double the average of $0.57/GJ for the other recent comparable transactions in the chart below[3] (based on stated 2P (proved and probable) reserves).

Comparable transactions [1][2][3]


1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Dollars per GJ
$0.42
$0.43
$0.71
$0.45
Santos CSG Offer for QGC[2]
Santos/ Tipperary
Anglo & Mitsui/ Moura
Beach/ Tipton West
Origin/ Pangaea
AGL/ Moranbah
Arrow/ CH4

(1) Reserves valuation multiples are based on announced consideration divided by stated 2P reserves.

(2) The reserves valuation multiple for this Offer is calculated on an enterprise value basis, equity value of $600 million, based on an offer price of $1.26 per QGC Share and 480,864,357 QGC Shares on issue; estimated 30 September 2006 net cash position of $23.3 million (based on 30 June 2005 net debt of $29.8 million per QGC's 2006 annual report, adjusted for unitisation payment of $9.5 million received by QGC per 2006 annual report, plus estimated September 2006 quarter cash outflow of $14.8 million as per QGC quarterly cash flow report dated 31 July 2006; estimated net rights issue proceeds of $57.0 million; estimated cash from exercise of options since 30 June 2006 of $1.4 million); and stated 2P reserves of 422.7 PJ.

(3) The above chart is based on the chart set out on page 5 of the QGC Rights Issue Prospectus and also includes this Offer and Arrow Energy NL's takeover of CH4 Gas Limited. The above chart contains a number of recent comparable completed acquisitions in the Queensland coal seam gas sector with a value in excess of $20 million for the 18 months prior to the date of this Bidder's Statement:

- *Santos' acquisition of Tipperary Corporation, including an interest in the Fairview coal seam gas field, announced in July 2005 for $612 million (takeover);*
- *Origin Energy Limited's sale of its Moura coal seam gas interests to Anglo Coal (Moura) Limited and Mitsui Moura Investment Pty Ltd announced in September 2005 for $22 million (trade sale);*
- *Beach Petroleum Limited's $35 million investment in Stage 1 of Arrow Energy NL's Tipton West coal seam gas project announced in September 2005 for $35 million (farm-in) – this transaction is not, in Santos CSG's view, directly comparable, but is included because QGC included it as a comparable transaction in the QGC Rights Issue Prospectus;*
- *Origin Energy CSG Ltd's acquisition of an interest in the Argyle and Lauren coal seam gas projects (and other coal seam gas assets) from Pangaea Oil and Gas Pty Ltd announced in February 2006 (trade sale);*
- *Australian Gas Light Company's acquisition of a 50% interest in the Moranbah Gas Project (producing coal seam gas) from BHP Billiton Limited announced in June 2006 for $93 million (trade sale);*
- *Arrow Energy NL's scrip offer for shares in CH4 Gas Limited in respect of which an implied offer value of $1.36 per CH4 share has been used as per Arrow Energy NL's bidder's statement dated 31 May 2006 (takeover).*

3. THE OFFER GIVES YOU THE OPPORTUNITY TO REALISE VALUE FOR QGC'S UNCERTAIN RESOURCE POTENTIAL

QGC has made various statements that it intends to increase its 2P reserve base.[1] However, QGC also recognises that "there is no guarantee the strategy will be successfully implemented" and "there is no guarantee QGC can complete drilling of the wells required to implement its strategy in a timely manner or within expected costs". [2]

Even if the 2P reserve target in the QGC Rights Issue Prospectus is achieved, the reserves valuation multiple implied by the Offer would still be in the range of the multiples for the other comparable transactions noted in the comparable transactions chart on the previous page.

Santos CSG's Offer price already factors in the upside potential as outlined by QGC in the recent QGC Rights Issue Prospectus and other ASX releases. The Offer therefore gives Shareholders an opportunity to realise value for QGC's resource potential earlier and with greater certainty than is otherwise likely to be the case.

Sources:

(1) QGC Rights Issue Prospectus pages 2, 3, 10, 18 and 23; QGC's ASX announcements dated 21 August 2006, 19 September 2006 and 5 October 2006; and QGC's 2006 annual report pages 5, 10, 20 and 27.

(2) QGC Rights Issue Prospectus, pages 10 and 29.

4. CASH CONSIDERATION PROVIDES YOU CERTAINTY OF VALUE AND REMOVES THE RISKS INHERENT IN YOUR QGC INVESTMENT

The Offer is for 100% cash consideration, providing certainty for Shareholders about the value of the consideration being offered (subject to the Offer conditions being satisfied). This may be particularly attractive for Shareholders, given the significant risks associated with QGC's business, including those outlined below.

Operational risks	• QGC's operational risks are significant given it is commencing a major exploration, development and commercialisation program. • QGC acknowledged in the QGC Rights Issue Prospectus that: "There is no guarantee QGC can complete drilling of the wells required to implement its strategy in a timely manner or within expected costs. The quality of new and early stage wells and potential peak flow rates cannot be known or accurately forecast." [1]
Market/ competitive risks	• Gas produced by QGC will compete with other coal seam gas producers, conventional natural gas sources and other energy forms such as coal, electricity and liquid hydrocarbons. Demand and supply dynamics for these other energy forms may have a significant impact on QGC. • QGC acknowledged in its bidder's statement for Sydney Gas Limited earlier this year that "QGC's current and potential businesses are in highly competitive markets" and "QGC is not dominant in those markets". [2] • There is no guarantee that QGC will be able to secure contracts for all of the reserves proved up by the exploration. [3] • Santos CSG is aware of a number of public announcements about the proposed PNG gas pipeline project that have created uncertainty about whether that project will proceed in the short to medium term and the form in which it might proceed if it does. Santos CSG's Offer takes into account these uncertainties.

Lack of scale	▪	QGC acknowledged in its bidder's statement for Sydney Gas Limited that, although it is Australia's largest listed specialist coal seam gas company, there are much larger organisations, including Santos and Origin Energy Limited, with interests in coal seam gas and other products with which QGC competes. [2]
	▪	Accordingly, QGC stated that one of the key reasons for its bid for Sydney Gas Limited (which did not ultimately complete) was to "create a larger entity able to compete more effectively" given rapid consolidation in the Australian gas industry. [4]
Funding risks	▪	QGC may need to secure additional equity and/or debt to fund further capital expenditure to achieve its stated objectives.
	▪	The QGC Rights Issue Prospectus stated that "There is no assurance that [QGC] will be able to raise such capital when it is required or that the terms associated with providing such capital will be satisfactory to the company". [3]
Dependence on key personnel	▪	QGC's success as an independent company depends to a significant extent upon its key management personnel, and other personnel. The loss of such personnel could have a material adverse effect on QGC.
Other risks	▪	QGC's business involves a number of regulatory, contractual, joint venture, environmental, native title and other risks, as outlined in the QGC Rights Issue Prospectus. [5]

Sources:

(1) QGC Rights Issue Prospectus, page 29.

(2) QGC's bidder's statement for Sydney Gas Limited, dated 14 February 2006, page 14.

(3) QGC Rights Issue Prospectus, page 30.

(4) QGC's bidder's statement for Sydney Gas Limited, dated 14 February 2006, page 3.

(5) QGC Rights Issue Prospectus, pages 28-30.

The above risks may adversely impact QGC's ability to achieve its business plans and its future profitability and cash flows. If you accept the all cash Offer and it becomes unconditional, you will no longer be exposed to the risks inherent in QGC which could adversely impact the value of your investment in QGC Shares.

5. QGC'S SHARE PRICE MAY FALL IF THE OFFER LAPSES

If Santos CSG's Offer lapses, and there is no competing bidder for QGC, Santos CSG believes there is a material risk that QGC's share price will fall (at least in the short term).

If you have any questions about the Offer or this document, or about how to accept the Offer, please contact the Offer Information Line during business hours on 1300 651 473 (from within Australia) or +61 3 9415 4355 (from outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

3 SUMMARY OF THE OFFER AND HOW TO ACCEPT IT

3.1 **Offer**

Santos CSG offers to buy all of your QGC Shares for **$1.20 each in cash** on the terms and conditions set out in Section 11. The Offer relates to all QGC Shares:

(a) that exist or will exist as at the close of business on the Register Date; and

(b) issued during the period from the Register Date to the end of the Offer Period on conversion of, or exercise of rights attached to, Options on issue at the Register Date.

Note. Santos CSG does not know whether the Sentient Rights will be able to be exercised during the Offer Period and, if they can, how many QGC Shares might be issued. As explained in Section 5.5.3, the Offer is conditional, amongst other things, on the QGC Board confirming in the Target's Statement that Sentient cannot require QGC to issue QGC Shares to Sentient following a change in control of QGC (see Section 11.7.4(b)(i)). If the QGC Board cannot or does not give that confirmation, Santos CSG reserves the right to declare the Offer free from that condition or rely on the condition. See Section 5.5.3 for further information.

3.2 **Offer Period**

The Offer is scheduled to close at 5.00 pm (Queensland time) on 30 November 2006 (but it may be extended).

3.3 **Payment date**

If you accept the Offer, you will be sent payment within one month of the later of:

(a) the date you accept; and

(b) the date the Offer becomes unconditional.

In any event, assuming the conditions of the Offer you accept are satisfied or waived by Santos CSG, you will be sent payment within 21 days after the end of the Offer Period.

3.4 **No brokerage costs**

You will not pay any brokerage costs if you accept the Offer.

3.5 **Conditions**

The Offer is subject to the conditions set out in Section 11.7, relating to the following issues:

(a) Santos CSG acquiring at least 50.1% of QGC Shares;

(b) the Target's Statement detailing any contractual arrangements that QGC has with Sentient, including the number of QGC Shares, if any, that Sentient may be entitled to be issued as a result of a change in control of QGC arising as a result of the Offer;

(c) the QGC Board providing confirmation in the Target's Statement that Sentient cannot require QGC to issue QGC Shares to Sentient in either of the following circumstances:

  (i) following a change in control of QGC; and

  (ii) after the end of the Offer Period (including at or after the expiration of the four year period as referred to in the announcement to the ASX by QGC on 17 May 2005) assuming Santos CSG acquires 100% of the QGC Shares;

(d) there being no material adverse change in respect of QGC;

(e) there being no "prescribed occurrences";

(f) QGC's business being conducted in the ordinary course including no material acquisitions, disposals or similar transactions by QGC, except for transactions announced before the Announcement Date and transactions in the ordinary course of business;

(g) no contract or licence of QGC being materially affected as a result of Santos CSG acquiring QGC Shares, except as publicly disclosed prior to the announcement of the Offer;

(h) the S&P/ASX 200 index not falling below 4,600 points;

(i) all necessary Approvals required by law or any Public Authority to enable the Offer to proceed, or the completion of any transaction contemplated by this Bidder's Statement, are granted on an unconditional basis and remain in full force and effect during the Offer Period; and

(j) between the Announcement Date and the end of the Offer Period there is no order made, investigation instituted or application made (other than by Santos CSG or its associates) by or to any Public Authority which restrains or materially adversely impacts (or could be reasonably expected to do so) the making of the Offer or the completion of any transaction contemplated by this Bidder's Statement.

The conditions are set out in full in Section 11.7 below.

3.6 How to accept

To accept the Offer:

(a) if you hold your QGC Shares in an Issuer Sponsored Holding, complete and sign the accompanying Acceptance Form and return it to the registry address indicated on the form (together with a certified copy of any power of attorney or other instrument of authority under which it is signed) in sufficient time to be received before the end of the Offer Period; or

(b) if you hold your QGC Shares in a CHESS Holding, either:

(i) instruct your Controlling Participant (usually, your Broker) to initiate acceptance of this Offer; or

(ii) complete and sign the accompanying Acceptance Form and return it to the registry address indicated on the form in sufficient time to enable instructions to be given to your Controlling Participant before the end of the Offer Period; or

(c) if you are a Broker or a Non-Broker Participant, initiate acceptance in accordance with the requirements of the ASTC Settlement Rules before the end of the Offer Period.

The "Securityholder details" box in the accompanying Acceptance Form will specify the type of subregister for your shareholding in QGC as "Issuer" (for an Issuer Sponsored Holding) or "CHESS" (for a CHESS Holding).

Full details on how to accept are set out in Section 11.4.

3.7 Further information

If you have any questions relating to the Offer or accepting it, please contact the Offer Information Line during business hours. Please note that in order to comply with legal requirements, any calls to the Offer Information Line will be recorded. Enquiries in relation to the Offer will not be taken on any other telephone numbers. The Offer Information Line number is 1300 651 473 (from within Australia) or +61 3 9415 4355 (from outside Australia).

The information in this Section is only a summary of the Offer. You should read the entire Bidder's Statement and the separate Target's Statement which will be sent to you directly by QGC in relation to the Offer before deciding whether to accept the Offer.

4 INFORMATION ON SANTOS

4.1 **Overview of Santos CSG**

Santos CSG is a wholly owned subsidiary of Santos. Santos CSG was incorporated to acquire shares in QGC and undertake the Offer. Biographies of Santos' and Santos CSG's directors are set out in Section 4.3 below.

4.2 **Overview of Santos**

Santos is a major Australian oil and gas exploration and production company with interests and operations in every major Australian petroleum province and in the United States, Indonesia, Papua New Guinea, Vietnam, Kyrgyzstan and Egypt.



Timor Gap
Bonaparte Basin
West Papua and Papua New Guinea
East Java Basin
Browse Basin
Amadeus Basin
Carnarvon Basin
Cooper Basin
Houtman Basin
Gippsland Basin
Otway Basin

Santos is one of Australia's largest gas producers, supplying sales gas to all mainland Australian states and territories, ethane to Sydney, and oil, LNG and liquids to domestic and international customers.

As at 6 October 2006, Santos had a total market capitalisation of approximately $7.1 billion.

4.3 **Directors of Santos and Santos CSG**

The directors of Santos and Santos CSG are listed below:

Entity	Santos	Santos CSG
Directors	Stephen Gerlach	John Charles Ellice-Flint
	John Charles Ellice-Flint	Peter Christopher Wasow
	Kenneth Alfred Dean	
	Roy Alexander Franklin	
	Richard Michael Harding	
	Michael Anthony O'Leary	
	Prof. Judith Sloan	

Biographies of each of these directors are set out below.

4.3.1 Profiles of Santos directors

Stephen Gerlach

LLB

Age 61. Director since 5 September 1989 and Chairman since 4 May 2001. Chairman of Santos Finance Ltd and of the Safety, Health and Environment Committee, Finance Committee and Nomination Committee of the Santos Board and member of the Remuneration Committee of the Santos Board. Chairman of Futuris Corporation Ltd and Challenger Listed Investments Ltd. Director of Elders Rural Bank. Former Managing Partner of the Adelaide legal firm, Finlaysons. Former Chairman of Amdel Ltd and Equatorial Mining Ltd. A Trustee of the Australian Cancer Research Foundation, Chairman of Foodbank SA and a Director of Foodbank Australia.

John Charles Ellice-Flint

BSc (Hons)

Age 55. Managing Director since 19 December 2000, member of the Safety, Health and Environment Committee of the Santos Board, Director of Santos Finance Ltd and also Chairman of other Santos Group companies. Thirty-four years' experience in the international oil and gas industry including twenty-eight years with Unocal, including as Senior Vice President: Global Exploration and Technology and Vice President: Corporate Planning and Economics. Member and Chair of the South Australian Museum Board. Member of APPEA Council and member of the Energy Governors of the World Economic Forum.

Kenneth Alfred Dean

BCom (Hons), FCPA, MAICD

Age 53. Director since 23 February 2005. Director of Santos Finance Ltd and Chairman of the Audit Committee and member of the Finance Committee of the Santos Board. Chief Financial Officer of Alumina Ltd and non-executive Director of Alcoa of Australia Ltd, Alcoa World Alumina and related companies. Fellow of the Australian Society of Certified Practising Accountants and member of the Australian Institute of Company Directors. Former Chief Executive Officer of Shell Financial Services, former non-executive Director of Woodside Petroleum Ltd and member of the La Trobe University Council.

Roy Alexander Franklin, OBE

Age 53. Director since 28 September 2006. Mr Franklin has a degree in geology from Southampton University and completed the Harvard Business School Programme for Management Development. Non-executive Chairman of Bateman Litwin NV (a Dutch-based service provider to the oil, gas and power sector), former Chairman of BRINDEX (the trade association for UK independent oil and gas companies) from 2001 to 2005 and a former member of PILOT (the joint industry/government task force set up to maximise hydrocarbon recovery from the UK North Sea). Extensive experience in the international petroleum industry, having held senior positions in major oil and gas companies, including Paladin Resources plc (CEO until its takeover in 2006), Clyde Petroleum plc and BP plc. Honoured with an OBE in 2005 for services to the UK oil and gas industries.

Richard Michael Harding

MSc

Age 57. Director since 1 March 2004 and member of the Audit Committee, Safety, Health and Environment Committee and Remuneration Committee of the Santos Board. Former President and General Manager of BP Developments Australia Limited and former Vice-Chairman and Council member of the Australian Petroleum Production and Exploration Association. Chairman of the Ministry of Defence Project Governance Board – Land Systems Division (Army) and Director of Arc Energy Ltd.

Michael Anthony O'Leary

DipMinE, BSc, FAusIMM, FAIM, FAICD

Age 71. Director since 15 October 1996 and member of the Safety, Health and Environment Committee, Nomination Committee and Finance Committee of the Santos Board. Director of Newcrest Mining Ltd. Former Chairman of Hamersley Iron, Argyle Diamonds, Dampier Salt, former Deputy Chairman of Bank of Western Australia Ltd and former Director of Rio Tinto Ltd and Rio Tinto plc.

Prof. Judith Sloan

BA (Hons), MA, MSc

Age 51. Director since 5 September 1994. Chairperson of the Remuneration Committee and member of the Audit Committee and Nomination Committee of the Santos Board. Chairperson of Primelife Corporation Limited. Part-time Commissioner of the Productivity Commission. Former Professor of Labour Studies at the Flinders University of South Australia and Director of the National Institute of Labour Studies. Former Chairperson of SGIC Holdings Ltd and Director of Mayne Group Ltd.

4.3.2 Profiles of Santos CSG directors

John Charles Ellice-Flint

Mr Ellice-Flint is the Managing Director of Santos. For further information see Section 4.3.1.

Peter Christopher Wasow

Peter Wasow is the Chief Financial Officer of Santos and is responsible for corporate development, corporate strategy and planning, investor relations, accounting, corporate finance, taxation and audit. Mr Wasow joined Santos in May 2002 following a 23 year career with BHP Billiton. His roles included Vice President Finance and Administration for BHP Petroleum in Houston, Texas. His most recent role was Vice President Finance, in the BHP corporate office, Melbourne.

INFORMATION ON QGC

5

5.1 **Disclaimer**

The following information on QGC has been prepared by Santos CSG using publicly available information which has not been independently verified. No information has been provided to Santos CSG by QGC. Accordingly, Santos CSG does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of this information.

The information on QGC in this Bidder's Statement is not comprehensive.

The Corporations Act requires the directors of QGC to provide a Target's Statement to holders of QGC Shares in response to this Bidder's Statement, setting out certain material information concerning QGC.

5.2 **Overview of QGC and its principal activities**

QGC was listed on the Australian Stock Exchange in August 2000 to commercialise its coal seam gas acreage in the Surat Basin of Southern Queensland.

During the year ended 30 June 2006, the principal continuing activities of QGC consisted of the development of the Berwyndale South gas field and ongoing exploration and appraisal for coal seam gas in the Surat Basin of Southern Queensland. In May 2006, QGC commenced production of its first gas from the field.

The Berwyndale South gas field is supplying gas at a rate of 9 petajoules (PJ) per annum under two long term contracts. A third contract for 7.4 PJ per annum from the adjacent Argyle gas field is due to commence in mid-2007. The Berwyndale South wells are producing at rates averaging above 1.1 million cubic feet per day.

QGC is now developing a gas-fired power station to be located in conjunction with the Berwyndale South gas field. This development is due to come on stream in 2009.

QGC has reported proved and probable (2P) gas reserves of 423 PJ.

5.3 **Directors**

As at the date of this Bidder's Statement, there are seven directors of QGC, namely:

- Robert Bryan (Chairman);
- Richard Cottee (Managing Director);
- Peter Cassidy;
- Francis Connolly;
- Dale Elphinstone;
- Denis Patten; and
- Tim Crommelin.

Profiles of each of these directors (other than Mr Crommelin) are provided in QGC's 2006 annual report (pages 28 and 29). Details of Mr Crommelin's background are contained in QGC's announcement to the ASX reporting Mr Crommelin's appointment on 2 October 2006.

5.4 **QGC financial information**

QGC released its 2006 annual report to the ASX on 25 September 2006. It can be viewed on the ASX website (www.asx.com.au) and on QGC's website (www.qgc.com.au).

In summary, QGC's 2006 income statement and balance sheet indicated the following for the QGC Group (on a consolidated basis) for the year ended 30 June 2006:

Revenue and other income	$4.787 million
Expenses and finance costs	$11.041 million
Loss after income tax	($6.254 million)
Loss per QGC Share	(1.7 cents)
Net assets/total equity	$70.710 million

For the year ended 30 June 2006, no dividends were paid to QGC Shareholders and no dividend will be recommended by the QGC Board at the forthcoming QGC 2006 annual general meeting.

5.5 Information on QGC securities

5.5.1 Ordinary shares on issue

According to the latest Appendix 3B lodged by QGC with the ASX prior to the lodgement of this Bidder's Statement (Appendix 3B dated 4 October 2006) and other public disclosures by QGC, QGC has on issue 480,864,357 ordinary shares, of which 478,338,889 are quoted on the ASX and 2,525,468 are unquoted.

The unquoted ordinary shares referred to above have been issued under QGC's Deferred Employee Share Plan, Exempt Employee Share Plan and Deferred Non-Executive Director Share Plan. There are restrictions on dealing with these shares while they are held in the relevant plan.

5.5.2 Performance Rights

QGC has granted certain rights to be issued QGC Shares to its Managing Director, Richard Cottee. These Performance Rights relate to 710,000 QGC Shares which may be issued on the attainment of certain QGC Share price hurdles. According to the explanatory memorandum to the notice of meeting for QGC's 2005 annual general meeting (dated 13 October 2005), the rights are also exercisable if there is a change in control of QGC, which is determined by a material change in the composition of the QGC Board being initiated as a result of a change in ownership of QGC Shares and the purchaser of the QGC Shares requiring or agreeing with other Shareholders to require that change in the QGC Board.

5.5.3 Sentient Rights

QGC has granted Sentient certain rights to be issued QGC Shares. According to an announcement to the ASX on 17 May 2005, Sentient has interests in ATP 610P, ATP 648P and parts of ATP 632P and can require QGC to acquire those interests in certain circumstances, which may include the expiration of a 4 year period or "a successful takeover of QGC (being a change in ownership of QGC Shares which results in the management or the board of directors of QGC being changed by the new shareholder)". However, it is not clear from the disclosure by QGC in that ASX announcement whether Sentient's ability to require the consideration to be provided in QGC Shares is applicable where Sentient exercises its rights as a consequence of a takeover (as described above).

It is a condition of the Offer that the QGC Board confirms in the Target's Statement that Sentient cannot require QGC to issue QGC Shares to Sentient following a change in control of QGC (see Section 11.7.4(b)(i)). If the QGC Board cannot or does not give that confirmation, Santos CSG will need to determine whether to declare the Offer free from that condition (Santos CSG reserves its right to do so). To assist Santos CSG in making that determination, in that event, Santos CSG will also seek information from the QGC Board, sufficient to enable Santos CSG to determine the number of QGC Shares (if any) which may be required to be issued to Sentient following a change in control of QGC arising as a result of the Offer. If Santos CSG does not receive the information from the QGC Board or declare the Offer free from the condition in Section 11.7.4(b)(i), the Offer will lapse.

For completeness, it is also noted that the Offer is also conditional on the QGC Board confirming in the Target's Statement that, if Santos CSG acquires 100% of the QGC Shares, Sentient cannot require QGC to issue QGC Shares to Sentient after the end of the Offer Period, including at or after the expiration of the 4 year period referred to in QGC's ASX announcement dated 17 May 2005 (see Section 11.7.4(b)(ii)).

5.5.4 Agreement to issue Options in relation to patent application (Patent Options)

QGC has also entered into an agreement (referred to in QGC's 2006 annual report, page 96) under which up to 200,000 Options may be issued on certain events concerning a patent application. The issue of 100,000 Options was stated to be conditional on a satisfactory examiner's report from the Australian Patent Office and the issue of 100,000 Options was stated to be conditional on the successful granting of the patent. The exercise price of the Options is stated to be 20 cents each.

5.5.5 Shares to which Offer extends

The Offer extends to all QGC Shares that exist or will exist as at the close of business on the Register Date or that are issued during the period from the Register Date to the end of the Offer Period on conversion of, or exercise of rights attached to, Performance Rights, Sentient Rights (if any) or Patent Options on issue at the Register Date.

QGC is in the best position to advise participants in the employee share plans referred to in Section 5.5.1 above whether they will be able to accept the Offer in respect of QGC Shares which are subject to plans and to advise Mr Cottee, Sentient and the person or persons entitled to be issued Patent Options whether they will be able to exercise their respective rights or options.

5.5.6 Proposal to issue additional QGC Shares and performance rights

According to QGC's notice of annual general meeting lodged with the ASX on 9 October 2006, QGC is seeking shareholder approval at its 2006 annual general meeting for the issue of:

(a) up to 5 million QGC Shares under QGC's Deferred Employee Share Plan over the three year period following the receipt of shareholder approval; and

(b) a further 2,248,000 performance rights to Mr Cottee.

Pending the outcome of the shareholder vote, Santos CSG is reserving its position as to the treatment of the issue of such additional securities under the conditions in Section 11.7 and as to any possible extension of the Offer to them or QGC Shares arising on the exercise of them. Any extension of the Offer would also be subject to ASIC granting Santos CSG a modification of section 617(2) of the Corporations Act. Please see Section 10.8 for further details.

5.6 Publicly available information

QGC is an Australian company listed on the ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and the Listing Rules. Copies of announcements made by QGC to the ASX and QGC's 2006 annual report can be obtained from the ASX's website at www.asx.com.au and from QGC's website at www.qgc.com.au.

6 SANTOS CSG'S INTENTIONS

6.1 Introduction

This Section 6 sets out Santos CSG's present intentions for QGC, on the basis of facts and information concerning QGC known to Santos CSG and Santos (all being publicly available) as at the date of this Bidder's Statement, in relation to the following:

(a) the continuation of the business of QGC;

(b) any major changes to be made to the business of QGC, including any redeployment of the fixed assets of QGC; and

(c) the future employment of the present employees of QGC.

Final decisions on these matters will only be reached in the light of all material facts and circumstances when these become known. Accordingly, the statements set out in this Section 6 are statements of current intention only which may vary as circumstances require.

The intentions of Santos CSG set out in this Section 6 are also the intentions of Santos.

6.2 Intentions upon acquisition of 90% or more of QGC Shares

This Section 6.2 sets out Santos CSG's intentions if it acquires 90% or more of QGC Shares and is entitled to proceed to compulsory acquisition of any outstanding QGC Shares.

6.2.1 Corporate matters

(a) **ASX listing** - Santos CSG intends to arrange for QGC to be removed from the official list of the ASX.

(b) **Compulsory acquisition** – Santos CSG intends to proceed with compulsory acquisition of any outstanding QGC Shares in accordance with Part 6A.1 of the Corporations Act, including any QGC Shares which are issued after the close of the Offer and as a result of the exercise of Options.

(c) **Acquisition of Options and Performance Rights** – Santos CSG has not yet formed an intention as to whether it will make an offer to the holders of Performance Rights, Patent Options or the additional performance rights referred to in Section 10.8 to acquire their respective rights or options.

If Santos CSG becomes entitled to compulsorily acquire any outstanding Performance Rights, Patent Options or additional performance rights referred to in Section 10.8 under Part 6A.2 of the Corporations Act, Santos CSG presently intends to proceed to compulsorily acquire them.

Santos CSG has not yet formed an intention as to whether it will make an offer to Sentient to acquire the Sentient Rights, or seek to cause QGC to procure cancellation of the Sentient Rights, or compulsorily acquire the Sentient Rights if it becomes entitled to do so. As explained in Section 5.5.3, the Offer is conditional on the QGC Board making certain confirmations concerning the Sentient Rights. Santos CSG will determine its intentions with respect to the Sentient Rights when it knows whether the QGC Board will give the confirmations requested.

(d) **Directors** – Santos CSG will seek the resignation of each member of the QGC Board and appoint Santos CSG nominees in their place. Santos CSG's present intention is to appoint John Ellice-Flint, Peter Wasow and Jon Young. Profiles for Mr Ellice-Flint and Mr Wasow are contained in Section 4.3. Mr Young is Executive Vice President Operations of Santos and is responsible for all of Santos' production operations, including delineation and development of onshore Australian operations, facilities engineering, maintenance and environment, health and safety.

Mr Young joined Santos in February 2000 as General Manager of the former South Australia Business Unit, then from February 2002 was General Manager of the Central Australia Business Unit. Prior to joining Santos, Mr Young had a varied and international 17 year career with Mobil Corporation. His most recent role with Mobil was Chief Executive Officer, Indo Mobil Ltd, based in New Delhi, India.

6.2.2 General review of operations

It is Santos CSG's present intention to integrate QGC's operations into those of the Santos Group, to continue QGC's operations in their current state and to seek to identify ways in which Santos can use its extensive resources and expertise to further develop QGC's business, subject to a review of:

(a) QGC's business and assets to evaluate their performance and prospects and strategic relevance to the Santos Group; and

(b) the proposed changes set out in the QGC Rights Issue Prospectus to determine whether those changes should be implemented or whether other changes should be implemented.

If, as a result of the review of QGC's operations, or at any time in the future, any of QGC's operations do not perform to a level which is acceptable to Santos, then Santos CSG (as a wholly owned subsidiary of Santos) will take such action as it considers desirable to achieve acceptable returns.

6.2.3 Efficiencies as part of the Santos Group

In addition to the review of QGC's operations described in Section 6.2.2 above, Santos CSG intends to pursue efficiencies which may be available to QGC's operations as part of the Santos Group. These include:

(a) the ability to accelerate the commercialisation of undeveloped assets through Santos' greater financial strength;

(b) consolidating QGC's financing arrangements with those of Santos;

(c) sharing of infrastructure, technical knowledge and operational and project management expertise; and

(d) seeking to optimise the supply of goods and services to QGC by taking advantage of Santos Group procurement activities and service contractor arrangements.

6.2.4 Integration of operations

Subject to the results of the review described in Section 6.2.2, QGC's business will become part of Santos' coal seam gas operations which specialise in the development and operation of coal seam gas deposits, including the Fairview and Scotia coal seam gas projects in Queensland. Santos CSG intends to pursue opportunities for QGC's Queensland operations to share infrastructure and expertise with Santos' Roma and Wallumbilla facilities as well as the Fairview and Scotia coal seam gas projects in Queensland.

6.2.5 QGC employees

Most of the support, administrative and managerial functions of Santos' Fairview and Scotia coal seam gas projects are conducted from offices in Brisbane. QGC's operations are also managed from Brisbane and these activities will be integrated into Santos' operations.

Santos and Santos CSG will undertake a review of the combined operations to identify areas of duplication and areas for improvement. This review will involve investigations into the combined staff resources and requirements of Santos and QGC to determine the best way to utilise the staff talents for the benefit of the enlarged business.

Without having conducted that review, Santos CSG cannot formulate an intention in relation to employee numbers. Santos CSG expects that the integration of the QGC and Santos coal seam gas businesses may result in a rationalisation of QGC's corporate head office functions. If that expectation proves correct, then Santos CSG considers that it would require a fewer number of QGC corporate office employees. Any reduction in employee levels would be achieved through employees being made redundant in compliance with all applicable regulatory requirements and their contractual rights. In cases of redundancy, career transition support would be provided to affected employees.

At this stage, Santos CSG does not expect that the integration will result in a significant number of redundancies at QGC's operating locations and Santos CSG anticipates that Santos will wish to maintain the employment of a number of QGC's technical and operations staff subject to undertaking a review of their skills and experience.

6.2.6 QGC fixed assets

It is Santos CSG's intention not to redeploy or dispose of any of QGC's fixed assets other than in the normal course of oil and gas field operations.

6.3 Intentions upon acquisition of between 50% and 90% of QGC Shares

This Section 6.3 sets out Santos CSG's intentions if Santos CSG acquires between 50% and 90% of QGC Shares and is not entitled to proceed to compulsory acquisition of the outstanding QGC Shares.

6.3.1 General review of operations

It is the intention of Santos CSG, on the basis of facts and information concerning QGC which are known to Santos CSG (all being publicly available) as at the date of this Bidder's Statement, to exercise any influence it may have on the QGC Board, subject always to Section 6.3.3, to implement a review of QGC's operations, with a view to evaluating their performance, prospects and strategic relevance. In particular, Santos CSG will seek to have QGC review the proposed changes to QGC's operations set out in the QGC Rights Issue Prospectus and determine whether those changes should be implemented or whether other changes should be implemented.

6.3.2 Corporate matters

(a) **ASX listing** – Santos CSG intends that QGC will be maintained as a company with official quotation on the ASX unless QGC does not continue to meet the requirements of the Listing Rules for maintaining a listing, in which case Santos CSG intends to consider seeking delisting.

(b) **Compulsory acquisition** – If Santos CSG becomes entitled under Part 6A.2 of the Corporations Act at some later time to exercise general compulsory acquisition rights in respect of QGC Shares, Performance Rights, Patent Options or the additional performance rights referred to in Section 10.8, it presently intends to exercise those rights. It will only determine its intentions with respect to the Sentient Rights when it knows whether the QGC Board will give the confirmations referred to in Section 5.5.3.

(c) **Directors** – Subject to the Corporations Act and the constitution of QGC, Santos CSG intends to restructure the QGC Board so that it has a majority of Santos CSG executives with not fewer than two independent non-executive directors. The Santos CSG executives will be the persons named in Section 6.2.1(d). The independent non-executive directors have not been identified. They might include present members of the QGC Board or others with relevant experience.

(d) **Dividends** – The capacity of QGC to pay dividends in the future having regard to current and future capital expenditure requirements will be reviewed following the general review referred to in Section 6.3.1. Santos CSG's present intention is that it would use whatever influence it has to cause QGC not to pay dividends in the near future, given QGC's likely capital expenditure requirements.

6.3.3 Regulatory issues

The extent to which Santos CSG's intentions for QGC described in this Section 6.3 may be realised, given that Santos will not have acquired 100% of the QGC Shares, will be subject to:

(a) the Corporations Act and the Listing Rules, in particular in relation to any related party transactions and conflicts of interest; and

(b) the legal obligation of the QGC Board to act in good faith in the best interests of QGC and for proper purposes.

Based on the facts and information concerning QGC which are known to Santos CSG (all being publicly available) as at the date of this Bidder's Statement, Santos CSG does not consider that the above regulatory matters would materially constrain the implementation of any of Santos CSG's intentions described in this Section 6.3.

6.3.4 Review of operations and QGC employees

Until the results of the review described in Section 6.3.1 are known, it is Santos CSG's intention that the present employees of QGC will continue to be employed by QGC.

6.4 **Intentions upon acquisition of less than 50.1% of QGC Shares**

Santos CSG reserves its rights to declare its Offer free from the 50.1% minimum acceptance condition (and any other conditions), but has no present intention to do so. If Santos CSG does waive this condition and does not acquire more than 50.1% of QGC Shares, Santos CSG will endeavour to implement its intentions as it has outlined in Section 6.3 to the extent to which it is able to do so, subject to any of the regulatory issues noted in Section 6.3.3.

6.5 **Other Intentions**

Other than as set out in Sections 6.1 to 6.4 above, it is the present intention of Santos CSG:

(a) to continue the business of QGC;

(b) not to make any major changes to the business of QGC or the deployment of QGC's fixed assets; and

(c) to continue the employment of QGC's employees.

7 SANTOS CSG'S INTERESTS IN QGC SECURITIES

7.1 **Santos CSG's relevant interests in QGC securities**

As at the date of this Bidder's Statement and as at the date of the Offer, Santos CSG is the beneficial owner of, and has a relevant interest in, 18,576,615 QGC Shares.

7.2 **Details of Santos CSG's voting power in QGC**

According to the latest Appendix 3B lodged by QGC with the ASX prior to the lodgement of this Bidder's Statement (Appendix 3B dated 4 October 2006) and other public disclosures by QGC, there are 480,864,357 QGC Shares on issue.

As at the date of this Bidder's Statement and as at the date of the Offer, Santos CSG's voting power in QGC was 3.86%.

7.3 **Acquisitions of QGC Shares by Santos CSG or its associates during previous 4 months**

In the 4 months before the date of the Offer, neither Santos CSG nor any associate has provided (or agreed to provide) or received (or agreed to receive) consideration for QGC Shares under a purchase (or agreement to purchase) or a sale (or agreement to sell), other than the acquisitions by Santos CSG as set out below:

Date of purchase	Number of QGC Shares acquired	Highest price per QGC Share (cents)	Average price per QGC Share (cents)
11-Aug-06	500,000	81.50	80.87
14-Aug-06	575,000	82.50	82.10
15-Aug-06	1,500,000	82.00	81.97
16-Aug-06	292,616	82.50	81.82
17-Aug-06	1,639,000	89.50	88.11
18-Aug-06	1,780,000	89.50	88.56
21-Aug-06	670,000	93.00	92.26
23-Aug-06	280,000	88.00	87.55
24-Aug-06	290,000	91.00	89.24
25-Aug-06	588,383	92.00	91.78
28-Aug-06	250,000	92.50	92.18
29-Aug-06	380,000	92.50	92.08
30-Aug-06	136,643	93.00	92.58
31-Aug-06	59,525	93.00	93.00
14-Sep-06	7,677,449 [1]	63.00	63.00
4-Oct-06	1,938,000	110.00	108.63

[1] *The 7,677,449 QGC Shares acquired by Santos CSG on 14 September 2006 were issued to Santos CSG pursuant to the QGC Rights Issue. The average price paid on-market by Santos CSG for each QGC Right was 25.72 cents.*

FUNDING

8

8.1 Amounts required

The consideration for the acquisition of the QGC Shares to which the Offer relates will be satisfied wholly in cash.

As at the date of this Bidder's Statement, the maximum amount that Santos CSG would be required to pay under the Offer if Santos CSG acquires all the QGC Shares to which the Offer relates in which it (or its associates) do not already have a relevant interest will be approximately $583,630,000 (***Maximum Amount***). This assumes the conversion of all Performance Rights and Patent Options but excludes any QGC Shares that might be issued as a result of exercise of the Sentient Rights or as a result of the matters noted in Section 10.8.

As explained in Section 5.5.3, it is a condition of the Offer that the QGC Board confirms in the Target's Statement that Sentient cannot require QGC to issue QGC Shares on exercise of the Sentient Rights following a change in control of QGC (see Section 11.7.4(b)(i)).

If Santos CSG wishes to waive this condition, and obtains information to enable it to determine the number of QGC Shares which would be issued pursuant to the Sentient Rights, it will only do so if it has funds available to meet the revised applicable Maximum Amount. While Santos CSG does not know how many QGC Shares (if any) might be issued, Santos CSG believes that it would have available or be able to obtain sufficient funding to meet any likely revised applicable Maximum Amount.

As explained in Section 10.8, Santos CSG is yet to determine its position in relation to the additional QGC Shares and performance rights referred to in Section 10.8.

8.2 Source of funds

The amount required by Santos CSG to pay the Maximum Amount, and meet transaction costs, will be sourced by Santos CSG from a loan from Santos (***Intra-Group Loan***) entered into on 5 October 2006.

The amount required by Santos to fund the Intra-Group Loan will be sourced from a facility agreement (***Facility Agreement***) entered into by Santos and its wholly owned subsidiary, Santos Finance Ltd ACN 002 799 537 (***Santos Finance***), on 5 October 2006 with Commonwealth Bank of Australia, which is sufficient to fully fund the Maximum Amount. Whilst Santos Finance is a party to the agreement, it is intended that only Santos, rather than Santos Finance, will draw down amounts under the Facility Agreement.

8.3 Conditions precedent to the Facility Agreement

8.3.1 Summary of conditions precedent

The availability of funds under the Intra-Group Loan is not subject to any conditions precedent.

The availability of funds under the Facility Agreement is subject to a number of conditions precedent. These include standard conditions precedent to facilities of this type, in addition to conditions precedent specific to the circumstances of the Offer.

In summary, the material conditions precedent which remain to be satisfied as at the date of this Bidder's Statement are as follows:

(a) no event of default or potential event of default (see Section 8.4 below) has occurred that has not been waived or remedied;

(b) no event occurs or has occurred which may have a material adverse effect on the ability of Santos and Santos Finance, taken as a whole, to perform any of their material obligations under the Facility Agreement (***Material Adverse Effect***);

(c) the representations and warranties by Santos and Santos Finance under the Facility Agreement are true and accurate.

Santos CSG, Santos and Santos Finance will each use its best endeavours to ensure that all conditions precedent are and remain satisfied as at the time drawdown is required to pay for QGC Shares under the Offer (see Section 11.5).

8.3.2 Material conditions precedent which are outside Santos' control

Certain material conditions precedent to drawdown under the Facility Agreement are outside Santos' control. Santos CSG believes that those conditions are likely to be satisfied or will cease to apply at the time funds are required to be drawn down under the Facility Agreement to pay for the QGC Shares under the Offer via the Intra-Group Loan.

The material conditions precedent which are outside Santos' control to satisfy, and the basis for Santos CSG's belief that they will be satisfied or that they will not be required to be satisfied at the relevant time, are set out below.

(a) **Material Adverse Effect** – To the extent that this condition is outside the control of Santos, Santos CSG believes that this condition will be satisfied based on the fact that significant parts of Santos' business are based on long term contracts which produce stable cash flows and the high level of discretionary capital expenditure.

(b) **Financial covenants** – A breach of the Facility Agreement will occur which may lead to an event of default if certain financial covenants relating to Santos are breached. These financial covenants are for Santos and its subsidiaries to maintain certain levels of shareholders' equity and certain ratios of debt to equity and external debt to total tangible assets.

Santos CSG believes that, to a large extent, these financial covenants are within the control of Santos. To the extent that these conditions are outside of Santos' control, Santos CSG believes that they will be satisfied for the same reasons as referred to in paragraph (a) above and also based on the fact that the levels are being comfortably satisfied at present, meaning that it would take an unexpected change of significant proportions to trigger a breach.

8.4 Events of default

The Facility Agreement will be subject to certain events of default customary to transactions of this nature.

In summary, the material relevant events of default are:

(a) Santos or Santos Finance fails to pay any amount due under the Facility Agreement or to comply with any other material obligation under the Facility Agreement;

(b) a material warranty, representation or statement by Santos or Santos Finance in the Facility Agreement or any document contemplated by it is materially false, misleading or incorrect;

(c) finance debt of Santos, Santos Finance or any substantial subsidiary in an amount exceeding $20,000,000 is not paid when due, becomes due and payable or capable of being declared due prior to its normal maturity, or an encumbrance in respect of such debt becomes enforceable (except where the obligation to repay the debt is being contested in good faith, is limited in recourse or has been waived);

(d) an insolvency event occurs in respect of Santos, Santos Finance or any substantial subsidiary;

(e) assets of Santos, Santos Finance or a substantial subsidiary are subject to any distress, attachment or execution in an amount exceeding $20,000,000 and this is not set aside within 30 days;

(f) Santos, Santos Finance or a substantial subsidiary ceases or threatens to cease to carry on business;

(g) the Facility Agreement becomes illegal, void, voidable or unenforceable.

8.5 Representations and warranties

The representations and warranties given by Santos and Santos Finance in the Facility Agreement are normal representations and warranties applicable to arrangements of this type.

In summary, these representations and warranties include:

(a) valid status, power and authorisations;

(b) enforceability and legality of the Facility Agreement;

(c) no default;

(d) no litigation has been commenced by or before a governmental agency which if determined adversely would have a Material Adverse Effect;

(e) all authorisations have been obtained or effected and are all in force and effect; and

(f) financial statements provided to the lender give a true and fair view of the companies to which they relate and the relevant results of operations.

8.6 Availability period

The Facility Agreement may be drawn down upon satisfaction of the conditions precedent to the Facility Agreement until the earlier of 180 days from the date of first drawdown and 29 June 2007.

AUSTRALIAN TAXATION CONSIDERATIONS

9

9.1 Introduction

The following is an outline of the principal Australian income tax consequences generally applicable to a Shareholder who disposes of QGC Shares under the Offer. This outline reflects the current provisions of the *Income Tax Assessment Act 1936* (Cth) and the *Income Tax Assessment Act 1997* (Cth) and the regulations made under those Acts, and Santos CSG's understanding of the current administrative practices of the Australian Taxation Office. The outline does not otherwise take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor does it take into account tax legislation of countries other than Australia.

The following outline is not exhaustive of all possible Australian income tax considerations that could apply to particular Shareholders. The outline only applies to Shareholders who hold their QGC Shares on capital account. It does not apply to Shareholders who hold their QGC Shares in the course of a business of trading or dealing in such securities or that may have acquired their QGC Shares as a result of the exercise of any of the Options referred to in Section 5.5 above. The taxation consequences of the Offer for those persons will depend on their particular circumstances, and they should accordingly seek specialist advice tailored to those circumstances. Similarly, persons whose QGC Shares were acquired under an employee share scheme (or upon exercise of a right acquired under an employee share scheme) should seek specialist advice.

The outline principally deals with Shareholders who are residents of Australia for tax purposes. Shareholders who are not resident in Australia for tax purposes should take into account the tax consequences under the laws of their country of residence, as well as under Australian law, of acceptance of the Offer.

Shareholders are advised to consult with their own tax advisers regarding the consequences of acquiring, holding or disposing of QGC Shares in light of current tax laws and their particular investment circumstances.

9.2 Taxation on the disposal of QGC Shares

Shareholders accepting the Offer will be treated as having disposed of their QGC Shares for Australian capital gains tax (*CGT*) purposes. If for any reason the conditions of the Offer are not satisfied or waived, no disposal will occur and no CGT implications should arise.

The CGT consequences arising on a disposal of QGC Shares will depend on a number of factors including:

(a) whether the QGC Shares are pre-CGT assets (that is, they were acquired, or deemed to be acquired, on or before 19 September 1985) or post-CGT assets (that is, they were acquired, or deemed to be acquired, after 19 September 1985);

(b) if a Shareholder chooses to apply a CGT "discount percentage" to the disposal of their QGC Shares; and

(c) if a Shareholder is a non-resident of Australia.

9.3 Disposal of QGC Shares that are CGT assets

Shareholders disposing of QGC Shares that are subject to CGT (i.e. post-CGT assets - see paragraph (a) in Section 9.2 above) may make a capital gain or capital loss from acceptance of the Offer, depending on whether the capital proceeds from the disposal of the QGC Shares are greater than their cost base (or in some cases, the indexed cost base) for those shares (a capital gain) or whether the capital proceeds are less than their reduced cost base for those shares (a capital loss). QGC Shares that are pre-CGT assets will not be subject to CGT.

The capital proceeds for the disposal of QGC Shares will be the consideration referred to in Section 11.2 below.

The cost base of QGC Shares would generally be the amount the relevant Shareholder paid to acquire the QGC Shares as well as certain incidental costs (such as brokerage) associated with the acquisition or the disposal.

If a Shareholder's QGC Shares were acquired on or before 11.45 am (Australian Eastern Standard Time) on 21 September 1999 and that Shareholder held their QGC Shares for at least 12 months before the time of disposal and is an individual, a complying superannuation entity, the trustee of certain trusts, or certain other specified special entities, the Shareholder may elect to adjust the cost base of their QGC Shares to include indexation by reference to changes in the Consumer Price Index from the calendar quarter in which QGC Shares were acquired until the quarter ended 30 September 1999. Shareholders which are companies will generally be entitled to include that indexation adjustment without making an election if their QGC Shares were acquired on or before 11.45 am (Australian Eastern Standard Time) on 21 September 1999 and were held for at least 12 months before the time of disposal. Indexation will effectively not be applicable in respect of QGC Shares acquired after 30 June 1999.

Indexation adjustments are taken into account only for the purpose of calculating a capital gain (and not for the purpose of calculating a capital loss).

If a Shareholder is an individual, a complying superannuation entity, the trustee of certain trusts or certain other specified special entities and that Shareholder acquired their QGC Shares at least 12 months before the time of disposal, then the Shareholder may be able to apply a CGT discount to the disposal of QGC Shares, provided the Shareholder has not elected, or cannot elect, to use indexation of their cost base (as outlined above). The CGT discount entitles the Shareholder to reduce any net capital gain on the disposal of QGC Shares (after deducting available capital losses of the Shareholder) either by half in the case of individuals and the trusts mentioned above and by one-third in the case of complying superannuation entities and certain other specified entities. However, trustees (other than trustees of complying superannuation entities) should seek specific advice regarding the tax consequences of distributions attributable to discounted capital gains. The tax law also allows shareholders of certain listed investment companies to obtain benefits similar to those conferred by discount capital gains. Shareholders which are companies do not qualify for a CGT discount.

Capital gains and capital losses are aggregated to determine whether a Shareholder has made a net capital gain or net capital loss in the tax year in which they are treated as having disposed of their QGC Shares. If there is a net capital gain, then the amount of that net capital gain (after application of any relevant CGT discount - see above) is included in a Shareholder's assessable income.

A net capital loss cannot be deducted against assessable income earned in that tax year or in any later tax year, but may be carried forward to be offset against capital gains made in a later tax year. The CGT discount does not apply to capital losses.

9.4 Non-resident Shareholders

Under current tax law at the time of writing, Shareholders who are non-residents of Australia for tax purposes will generally not have to pay Australian tax on any capital gain when they sell or dispose of their QGC Shares (including by accepting the Offer), provided that:

(a) they have not beneficially owned (together with associates) 10% or more of the value of the issued capital of QGC at any time within the 5 year period before the disposal of QGC Shares; or

(b) their QGC Shares are not held as an asset of a permanent establishment which the Shareholder has in Australia.

At the time of writing, the Commonwealth Parliament is currently considering the *Tax Laws Amendment (2006 Measures No 4) Bill 2006* (Cth) which, if enacted in its current form, will replace the 5 year ownership test period referred to in paragraph (a) of Section 9.4 with a test of 10% or more ownership (by the Shareholder and its associates) at the time of disposal or for a 12 month period during the 2 years prior to disposal. The Bill also proposes further CGT relief by removing certain shares held by non-residents of Australia from CGT irrespective of the size of the shareholding. However, this additional relief does not apply to shares in companies where more than 50% of the value of the company's assets is attributable, directly or indirectly through interposed entities, to Australian real property (including mining, quarrying or prospecting rights in respect of minerals situated in Australia). Thus, it is unlikely to apply to QGC Shares due to the nature of the company's assets. The changes will apply to disposals taking place on or after the amending Act receives Royal Assent. Shareholders should consult with their own Australian tax adviser regarding the status of the amending Act and on any issues arising from it.

Shareholders who buy and sell shares in the ordinary course of business, or acquire shares for resale at a profit, should seek their own Australian tax advice.

Shareholders not resident in Australia for tax purposes should also seek advice from their taxation adviser as to the taxation implications of accepting the Offer in their country of residence.

9.5 Stamp duty

Shareholders will not be subject to stamp duty upon the transfer of QGC Shares to Santos CSG pursuant to the Offer.

10 ADDITIONAL INFORMATION

10.1 Date for determining holders of QGC Shares

For the purposes of section 633(2) of the Corporations Act, the date for determining the people to whom information is to be sent under items 6 and 12 of section 633(1) is the Register Date.

10.2 Consents to be named

Each of Santos, the individuals named in Sections 4.3 and 6.2.1(d), Caliburn Partnership Pty Ltd and Johnson Winter & Slattery have consented to statements in this Bidder's Statement being made based on statements by them in the form and context in which those statements have been included, and have not withdrawn that consent.

Computershare Investor Services Pty Ltd has given its consent to be named as the offer registrar for Santos CSG in the form and context in which it is named in this Bidder's Statement, and has not withdrawn that consent. Computershare Investor Services Pty Ltd has had no involvement in the preparation of any part of this Bidder's Statement other than being named as the offer registrar for Santos CSG. Computershare Investor Services Pty Ltd has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of this Bidder's Statement (except to the extent required by the Corporations Act).

10.3 Statements used in this Bidder's Statement

10.3.1 Statements taken from documents lodged with the ASX

Santos CSG relies upon ASIC Class Order 01/1543 and has not sought consent in relation to statements used in this Bidder's Statement which are made in, or based on, statements made in documents lodged with the ASX in accordance with the Listing Rules or lodged with ASIC. As required by Class Order 01/1543, Santos CSG will make available a copy of these documents free of charge to Shareholders who request them. To obtain a copy of these documents (or the relevant extracts), Shareholders may telephone the Offer Information Line.

10.3.2 Statements made in books, journals or comparable publications

Santos CSG relies upon ASIC Class Order 03/635 and has not sought consent in relation to any statements used in this Bidder's Statement which are a correct and fair copy of, or extract from, a statement that has already been published in a book, journal or comparable publication where the statement was not made in connection with the Offer.

10.4 ASIC relief

Santos CSG has not obtained from ASIC any modifications to, or exemptions from, the Corporations Act in relation to the Offer. However, ASIC has published various instruments providing for modifications and exemptions that apply generally to all persons including Santos CSG (including those referred to in Section 10.3).

10.5 Further information on conditions

10.5.1 Change in market conditions – Section 11.7.2(e)

On 4 October 2006, the last trading day before the Announcement Date, the S&P/ASX 200 index closed at 5,142.7 points.

10.5.2 Public Authorities – Section 11.7.5

Prior to the date of this Bidder's Statement, representatives of Santos and Santos CSG have consulted with representatives of the ACCC concerning a possible bid by Santos CSG for QGC. In Santos CSG's view, Santos CSG's acquisition of QGC Shares will not involve or be likely to involve a substantial lessening of competition in contravention of section 50 of the *Trade Practices Act 1974* (Cth). There is no requirement for Santos or Santos CSG to obtain any formal approval or clearance from the ACCC. Santos CSG anticipates that the ACCC will undertake market enquiries following Santos CSG's public announcement of the Offer in accordance with the ACCC's published Merger Review Process Guidelines.

At the date of this Bidder's Statement, Santos CSG had not approached any other Public Authority.

10.6 Significant ASX announcements by QGC prior to the date of lodgement of this Bidder's Statement

On 10 August 2006, QGC announced that it had acquired a freehold property on Undulla Nose, giving it full title coverage for gas pipelines between the Argyle, Lauren and Berwyndale South gas fields.

On 21 August 2006, QGC announced that it had appointed engineering consultants PB Power to manage the tender process for the development and construction of the Condamine Power Station.

On 22 August 2006, QGC announced that the Berwyndale South gas field wells were averaging over 1 million cubic feet per day.

On 14 September 2006, QGC announced that it had issued 95,671,710 QGC Shares under the QGC Rights Issue.

On 19 September 2006, QGC announced a new drilling campaign in the Eastern Surat Basin (as previously outlined in the QGC Rights Issue Prospectus).

On 25 September 2006, QGC released its 2006 annual report to the ASX. See Section 5.4 for further details.

On 2 October 2006, QGC announced the appointment of Tim Crommelin as a director.

On 4 October 2006, QGC announced new share issues under its Deferred Non-Executive Director Share Plan and Deferred Employee Share Plan, resulting in there being a total of 480,864,357 QGC Shares on issue.

On 5 October 2006, QGC released an announcement in response to the announcement of the Offer.

On 9 October 2006, QGC released a letter from its chairman concerning the Offer and a copy of the notice of meeting, explanatory memorandum and proxy form for its 2006 annual general meeting.

Copies of QGC's announcements to the ASX are available from www.asx.com.au and www.qgc.com.au. In accordance with Section 10.3.1, copies of the above mentioned announcements are available to Shareholders by calling the Offer Information Line.

10.7 Pre-emptive rights deed

A number of Shareholders appear from substantial shareholder notices filed with the ASX (dated 28 August, 30 August and 1 September 2000) and QGC's initial public offering prospectus dated 19 July 2000 (page 53, section 9.2) to be parties to a pre-emptive rights deed dated 14 April 2000.

The pre-emptive rights deed requires any "Founder" wishing to transfer securities (including pursuant to the Offer) subject to the deed to first offer those securities to the other "Founders". The "Founders" are Robert Bryan, Norman Joseph Zillman, GFK Investments Pty Ltd and QGAS Pty Ltd. Securities subject to the deed are certain "Founder Shares" and "Founder Options" and any rights or other securities issued on exercise of "Founder Options" or arising from ownership of "Founder Shares".

According to calculations by Santos CSG based on the information concerning the interests of persons having shares subject to the deed contained in QGC's 2005 annual report (page 67) the total number of QGC Shares subject to the deed was approximately 19 million. According to QGC's 2006 annual report (page 92), 5 million "Founder Options" were exercised during the year ended 30 June 2006 (raising $2 million) and, as at 30 June 2006, all "Founder Options" had either been exercised or have expired. Santos CSG does not know precisely how many QGC Shares remain subject to the pre-emptive rights deed.

10.8 Proposal to issue additional QGC Shares and performance rights

According to QGC's notice of annual general meeting lodged with the ASX on 9 October 2006, QGC is seeking shareholder approval at its 2006 annual general meeting for the issue of:

(a) up to 5 million QGC Shares under QGC's Deferred Employee Share Plan over the three year period following the receipt of shareholder approval; and

(b) a further 2,248,000 performance rights to Richard Cottee.

If either or both of these issues are approved by Shareholders, Santos CSG will need to determine its position in relation to the conditions set out in Section 11.7. For example, the conditions in Section 11.7.3 refer to there being no issue of shares, rights or other convertible securities by QGC during the Offer Period and Condition Period. If Santos CSG determines to free the Offer from these conditions in relation to the issue of these additional QGC Shares and performance rights, Santos CSG will need to further decide whether to apply to ASIC for a modification of section 617(2) of the Corporations Act to enable the Offer to be extended to QGC Shares issued pursuant to such shareholder approval or pursuant to the performance rights issued pursuant to such shareholder approval. Santos CSG reserves its position in relation to the matters described in this Section 10.8.

10.9 Other material information

Except as set out elsewhere in this Bidder's Statement, there is no other information that is:

(a) material to the making of a decision by a Shareholder whether or not to accept the Offer; and

(b) known to Santos CSG,

that has not previously been disclosed to Shareholders.

FORMAL TERMS AND CONDITIONS OF THE OFFER

11.1 Offer

(a) Santos CSG offers to acquire all of your QGC Shares on the terms and subject to the conditions set out in this Offer.

(b) This Offer extends to any person who is able during the Offer Period to give good title to a parcel of QGC Shares and has not already accepted an Offer for those QGC Shares (see Section 11.6(b)).

(c) This Offer extends to all QGC Shares:

(i) that exist or will exist as at close of business on the Register Date; and

(ii) issued during the period from the Register Date to the end of the Offer Period on conversion of, or exercise of rights attached to, Options on issue at the Register Date.

(d) If you accept this Offer, Santos CSG will be entitled to all Rights in respect of your QGC Shares, as well as the QGC Shares themselves. Santos CSG may require you to provide all documents necessary to vest title to those Rights in Santos CSG, or otherwise to give Santos CSG the benefit of those Rights. If you do not do so, or if you have received the benefit of those Rights (whether before or after your acceptance of this Offer), Santos CSG will deduct from the consideration payable to you under this Offer the amount (or the value, as reasonably assessed by Santos CSG) of those Rights (see Sections 11.11(e) and (f)).

(e) This Offer is dated 24 October 2006.

11.2 Consideration

The consideration offered for each of your QGC Shares is $1.26 in cash.

11.3 Offer Period

This Offer commences on the date the first of the Offers is made, which is 24 October 2006, and remains open for acceptance until 5.00 pm (Queensland time) on 30 November 2006, unless it is withdrawn or extended.

Santos CSG may, in accordance with the Corporations Act, extend the period during which this Offer remains open for acceptance.

11.4 How to accept this Offer

11.4.1 General

You may only accept this Offer for all of your QGC Shares. You may accept the Offer at any time during the Offer Period.

11.4.2 What type of holding do you have?

The method by which you can accept the Offer depends on whether your QGC Shares are in an Issuer Sponsored Holding or a CHESS Holding.

The "Securityholder details" box in the accompanying Acceptance Form will specify the type of subregister for your QGC shareholding as "Issuer" (for an Issuer Sponsored Holding) or "CHESS" (for a CHESS Holding).

11.4.3 Acceptance procedure – Issuer Sponsored Holding

If you hold your QGC Shares in an Issuer Sponsored Holding, then to accept this Offer you must complete, sign and return the accompanying Acceptance Form in accordance with the instructions on it and deliver it or send it by post together with all other documents required by those instructions to the registry address appearing on the form, so that they are received before the end of the Offer Period.

11.4.4 Acceptance procedure – CHESS Holding

If you hold your QGC Shares in a CHESS Holding, then to accept this Offer you must:

(a) instruct your Controlling Participant (usually, your Broker) to initiate acceptance of the Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules, so as to be effective before the end of the Offer Period; or

(b) complete the Acceptance Form and mail or deliver it to the registry address appearing on the form. That will authorise Santos CSG to instruct your Controlling Participant to initiate acceptance of the Offer on your behalf. For return of the Acceptance Form to be an effective acceptance of the Offer, you must ensure that it is received in time for instructions to be given to your Controlling Participant, and for your Controlling Participant to carry out those instructions, before the end of the Offer Period.

You will be taken to have completed acceptance of this Offer when your Controlling Participant initiates acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules.

If you are a Broker or a Non-Broker Participant, you must yourself initiate acceptance under Rule 14.14 of the ASTC Settlement Rules, so as to be effective before the end of the Offer Period.

11.4.5 Address for Acceptance Forms

The relevant mailing address for completed Acceptance Forms is set out in the Acceptance Form. A reply paid envelope accompanies this Bidder's Statement for your convenience.

11.4.6 Acceptance Form

The Acceptance Form which accompanies this Offer forms part of this Offer. The requirements on the Acceptance Form must be observed in accepting this Offer in respect of your QGC Shares.

11.4.7 Bidder's discretion

Except in relation to QGC Shares held in a CHESS Holding, despite Section 11.4.3 above, Santos CSG may at its discretion treat any Acceptance Form received before the end of the Offer Period (at the address specified in the Acceptance Form or such other address as may be acceptable to Santos CSG) as valid or waive any requirement of Section 11.4.3 in any case, but the payment of the consideration in accordance with this Offer will not be made until any irregularity has been resolved or waived and any other documents required to procure registration have been received by Santos CSG (see Section 11.5(b)). By returning the Acceptance Form to the registry address appearing on the form, you will have authorised Santos CSG (by its directors, officers or agents) to complete the Acceptance Form by inserting such details as are omitted in respect of the Accepted Shares and to rectify any errors in or omissions from the relevant form (including altering the number of QGC Shares stated to be held by you if it is otherwise than as set out in the relevant form and making any consequential changes to the number of Accepted Shares) as may be necessary to make the Acceptance Form an effective acceptance of this Offer or to enable registration of the transfer of your Accepted Shares to Santos CSG.

11.5 Payment of consideration

(a) If you accept this Offer and the conditions of the Offer and of the contract resulting from the acceptance of the Offer are satisfied or the Offer is declared free of those conditions, then Santos CSG will arrange for a cheque to be drawn in Australian dollars in your favour for the amount of cash payable to you in accordance with this Offer and send the cheque to you at the address shown in the Acceptance Form by, subject to paragraph (b), the end of whichever of the following periods ends earlier:

 (i) one month after the date this Offer is validly accepted by you under Section 11.4 or, if at the time of your acceptance this Offer is subject to a condition in Section 11.7, within one month after the *contract* formed by your acceptance of this Offer becomes unconditional; or

 (ii) 21 days after the end of the Offer Period.

(b) Where the Acceptance Form requires additional documents to be given with your acceptance (such as a power of attorney):

(i) if the documents are given with your acceptance, Santos CSG will provide the consideration in accordance with paragraph (a);

(ii) if the documents are given after acceptance and before the end of the Offer Period and the Offer is subject to a defeating condition (see Section 11.7) at the time that Santos CSG is given the documents, Santos CSG will provide the consideration by the end of whichever period ends earlier:

(A) one month after the contract resulting from your acceptance of the Offer becomes unconditional; or

(B) 21 days after the end of the Offer Period;

(iii) if the documents are given after acceptance and before the end of the Offer Period and the Offer is unconditional, Santos CSG will provide the consideration by the end of whichever period ends earlier:

(A) one month after Santos CSG is given the documents; or

(B) 21 days after the end of the Offer Period;

(iv) if the documents are given after the end of the Offer Period and, at the time Santos CSG is given the documents, the contract resulting from your acceptance of this Offer is:

(A) unconditional, Santos CSG will provide the consideration within 21 days after the documents are given; or

(B) still subject to a defeating condition that relates to a circumstance or event referred to in Section 11.7.3(a), Santos CSG will provide the consideration within 21 days after that contract becomes unconditional.

If you do not provide Santos CSG with the required additional documents within one month after the end of the Offer Period, Santos CSG may, in its sole discretion, rescind the contract resulting from your acceptance of the Offer.

(c) If, at the time of acceptance of this Offer:

(i) any authority, clearance or approval of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer; or

(ii) you are resident of a place to which, or you are a person to whom, any law of Australia or elsewhere would make it unlawful for Santos CSG to provide consideration for your QGC Shares,

then your acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities, clearances or approvals have been received by Santos CSG.

11.6 Persons to whom the Offer is made

(a) An Offer in this form and bearing the same date is being made to, and will be sent to, each holder of QGC Shares registered as at close of business (Queensland time) on the Register Date.

(b) A person who:

(i) is able during the Offer Period to give good title to a parcel of QGC Shares; and

(ii) has not already accepted an Offer for those QGC Shares,

may, in accordance with section 653B(1) of the Corporations Act, accept this Offer as if an offer on terms identical with the Offer had been made to that person in relation to those QGC Shares.

(c) If at any time during the Offer Period your QGC Shares consist of two or more distinct portions (for example, where you hold QGC Shares as nominee for separate beneficial owners), this Offer is deemed to consist of separate corresponding Offers made to you for the respective distinct portions of your QGC Shares. You may accept two or more such deemed separate corresponding Offers at the same time as if they were a single Offer for each distinct portion of QGC Shares. An acceptance by you of one of the Offers which is deemed to exist in respect of a distinct portion of QGC Shares is ineffective unless you have given to Santos CSG a notice which, if it relates to QGC Shares:

(i) in a CHESS Holding, must be in an electronic form approved by the ASTC Settlement Rules; or

(ii) in an Issuer Sponsored Holding, must be in writing,

stating that the relevant QGC Shares consist of a distinct portion and your acceptance specifies the number of QGC Shares in the distinct portion to which the acceptance relates. If this applies to you, please call the Offer Information Line for such additional copies of this Bidder's Statement and Acceptance Form as are necessary.

11.7 Conditions

This Offer and any contract that results from your acceptance of this Offer are subject to the fulfilment of the conditions set out in this Section 11.7.

11.7.1 50.1% minimum acceptance

Before and at the end of the Offer Period, Santos CSG has a relevant interest in at least 50.1% of QGC Shares.

11.7.2 Adverse change conditions

(a) **Material adverse change in respect of QGC** - During the Condition Period, no event, change or circumstance occurs, is announced or becomes known to Santos CSG (whether or not it becomes public) which has or could reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial position, performance, profitability or prospects of QGC or the QGC Group taken as a whole.

(b) **Conduct of QGC business in ordinary course** - During the Condition Period, no QGC Group Member conducts its business otherwise than in the ordinary course.

(c) **Instances of conduct not in ordinary course** - Without limiting Section 11.7.2(b) above, during the Condition Period, no QGC Group Member (either individually or in aggregate with other QGC Group Members):

(i) acquires, offers to acquire or agrees to acquire one or more companies or assets (or an interest in one or more companies or assets) for amounts which accumulate to an aggregate amount of greater than $10 million (excluding assets acquired pursuant to capital expenditure as referred to in sub-paragraph (iv) below);

(ii) disposes, offers to dispose or agrees to dispose of one or more companies or assets (or an interest in one or more companies or assets) for amounts which accumulate to an aggregate amount of greater than $10 million;

(iii) enters into, offers to enter into or announces that it proposes to enter into any joint venture, partnership or other arrangement (including a financing arrangement), involving a commitment of greater than $10 million;

(iv) incurs or commits to, or grants to another person a right the exercise of which would involve incurring or committing to, any capital expenditure in respect of one or more items which accumulate to an aggregate amount of greater than $2 million in any 12 month period or which is required to be expended over a period of longer than 12 months (except in relation to proposed capital expenditure for projects outlined in the QGC Rights Issue Prospectus);

(v) enters into or agrees to enter into any contract or varies or agrees to vary in any material respect any contract involving a commitment of greater than $2 million (except in relation to proposed capital expenditure for projects outlined in the QGC Rights Issue Prospectus); or

(vi) enters into or agrees to enter into any contract of service or varies or agrees to vary in any material respect any existing contract of service with any director or officer, or pays or agrees to pay any retention or retirement benefit or allowance to any director or officer, or makes or agrees to make any material change in the basis or amount of remuneration of any director, officer or other employee (except as required by law or provided under any superannuation, provident or retirement scheme as in effect on the Announcement Date),

except to the extent that a transaction is effected in accordance with the terms of that transaction as fully and accurately announced publicly by QGC prior to the Announcement Date.

(d) **Change in control** - During the Condition Period, as a result (directly or indirectly) of the acquisition or proposed acquisition of QGC Shares by Santos CSG:

(i) no person (other than Santos CSG or an associate of Santos CSG) would become or becomes entitled to exercise, exercises or purports to exercise, or states an intention to exercise, any rights (whether such rights can be exercised before or after the Condition Period ends) under any provision of any agreement or other instrument to which any QGC Group Member is a party, or by or to which any QGC Group Member or any of their assets may be bound or be subject, which results, or could reasonably be expected to result, to an extent which is material to QGC, in:

(A) any monies borrowed by any QGC Group Member being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or instrument;

(B) any such agreement or other instrument being terminated or varied or any action being taken or arising under it;

(C) the interest of any QGC Group Member in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated, varied or required to be transferred or redeemed;

(D) the business of any QGC Group Member with any other person being adversely affected; or

(E) an issue of QGC Shares, whether during the Offer Period or after the end of the Offer Period; or

(ii) no licence, authority, permission or other instrument issued by a Public Authority to or otherwise held by any QGC Group Member is or is able to be revoked, withdrawn, terminated or varied such that it results, or could reasonably be expected to result, in a material adverse effect on the business, assets, liabilities, financial position, performance, profitability or prospects of QGC,

except to the extent such right or the prospect of such revocation, withdrawal, termination or variation has been fully and accurately announced by QGC prior to the Announcement Date. For the avoidance of doubt, this exception does not apply to the Sentient Rights.

(e) **Change in market conditions** - During the Condition Period the S&P/ASX 200 index published by the ASX does not close at a level below 4,600 points on any trading day.

11.7.3 No prescribed occurrences

(a) Between the time beginning when the Bidder's Statement is given to QGC and ending at the end of the Offer Period, none of the following occurrences happens:

(i) QGC converts all or any of its QGC Shares into a larger or smaller number of QGC Shares;

(ii) any QGC Group Member resolves to reduce its share capital in any way;

(iii) any QGC Group Member enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(iv) any QGC Group Member issues shares (other than as a result of the exercise of Performance Rights) or grants an option over its shares, or agrees to make such an issue or grant such an option;

(v) any QGC Group Member issues, or agrees to issue, convertible notes;

(vi) any QGC Group Member disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) any QGC Group Member charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) any QGC Group Member resolves to be wound up;

(ix) a liquidator or provisional liquidator is appointed to any QGC Group Member;

(x) a court makes an order for the winding up of a QGC Group Member;

(xi) an administrator is appointed to a QGC Group Member under section 436A, 436B or 436C of the Corporations Act;

(xii) a QGC Group Member executes a deed of company arrangement; or

(xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of a QGC Group Member.

(b) During the Condition Period:

(i) none of the events listed in Section 11.7.3(a) happens;

(ii) QGC does not make any issue of rights or other securities convertible into QGC Shares;

(iii) no subsidiary of QGC undertakes a transaction similar to any of those referred to in Section 11.7.3(a) under the law of its place of incorporation;

(iv) no administrator, or person performing a function similar to an administrator appointed under section 436A, 436B or 436C of the Corporations Act, is appointed in respect of a subsidiary of QGC under a provision equivalent to any of those sections of the Corporations Act under the law of the place of incorporation of the subsidiary;

(v) no subsidiary of QGC enters into an arrangement similar to that referred to in Section 11.7.3(a)(xii), or any other composition with creditors, under the law of the place of incorporation of the subsidiary; or

(vi) no amendment is made to the constitution of QGC.

11.7.4 Confirmation of Sentient Rights

(a) The Target's Statement details any contractual arrangements that QGC has with Sentient, including the number of QGC Shares, if any, that Sentient may be entitled to be issued as a result of a change in control of QGC arising as a result of the Offer.

(b) The Target's Statement contains statements by the QGC Board confirming that Sentient cannot require QGC to issue QGC Shares to Sentient in either of the following circumstances:

(i) following a change in control of QGC (including a change of control occurring as a consequence of the Offer); and

(ii) after the end of the Offer Period (including at or after the expiration of the four year period, as referred to in the announcement to the ASX by QGC on 17 May 2005), assuming Santos CSG acquires 100% of the QGC Shares.

11.7.5 Regulatory conditions

(a) **Approvals** – Before the end of the Offer Period all necessary Approvals required by law or any Public Authority:

(i) as are necessary to permit the Offer to proceed and be lawfully made to and accepted by Shareholders;

(ii) that are required as a result of the acquisition of QGC Shares or are necessary for the continued operation of QGC's business; or

(iii) as are necessary to permit the completion of any transaction contemplated by this Bidder's Statement,

are granted, given or made on an unconditional basis and remain in full force and effect in all respects and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew such Approval.

(b) **No orders (etc)** – During the Condition Period:

(i) there is not in effect any preliminary or final decision, declaration, order or decree issued by a Public Authority;

(ii) no inquiry, action or investigation is instituted or threatened by any Public Authority; and

(iii) no application is made (other than by Santos CSG or its associates) to any Public Authority,

which restrains, prohibits, threatens to restrain or prohibit or otherwise materially adversely impacts (or could be reasonably expected to restrain or prohibit or otherwise materially adversely impact) the making of the Offer or the completion of any transaction contemplated by this Bidder's Statement or seeks to require (or could be reasonably expected to require) the divestiture by Santos CSG of any QGC Shares or the divestiture of any assets of the QGC Group or the Santos Group.

11.8 Nature of conditions

(a) Each of the conditions in each paragraph and each sub-paragraph of Section 11.7 is a condition subsequent and will not prevent a contract to sell your QGC Shares resulting from acceptance of this Offer, but any breach or non-fulfilment of any condition will entitle Santos CSG to rescind a contract that results from your acceptance of this Offer as if that contract had not been formed.

(b) Each of the conditions in each paragraph and each sub-paragraph of Section 11.7 constitutes and is to be construed as a separate, several and distinct condition. No condition which applies to this Offer will be taken to limit the meaning or effect of any other condition.

(c) Santos CSG alone will be entitled to the benefit of the conditions which apply to this Offer and any breach or non-fulfilment of such condition may be relied on only by Santos CSG.

11.9 Waiver of conditions

(a) Subject to the Corporations Act, Santos CSG may free the Offer and any contract resulting from acceptance of the Offer from the conditions in Section 11.7 generally or in relation to a specific occurrence by giving notice in writing to QGC and to the ASX in accordance with section 650F of the Corporations Act. Any such notice may be given:

(i) in the case of any of the conditions in Section 11.7.3(a), not later than 3 business days after the end of the Offer Period; and

(ii) in the case of all other conditions in Section 11.7, not less than 7 days before the end of the Offer Period.

(b) If, at the end of the Offer Period, the conditions in Section 11.7 have not been fulfilled and Santos CSG has not declared the Offer (or the Offer has not become) free from those conditions, all contracts resulting from the acceptance of the Offer and all acceptances that have not resulted in binding contracts will be automatically void.

(c) If any condition in Section 11.7 would not be fulfilled, Santos CSG reserves the right to rely on it as a defeating condition or to waive it either immediately or at any later time Santos CSG is lawfully able to do so.

11.10 Notice of status of conditions

The date for giving the notice as to the status of the conditions in Section 11.7 required by section 630(1) of the Corporations Act is 22 November 2006 (subject to variation in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

11.11 Effect of acceptance

By accepting this Offer in accordance with Section 11.4, you will have:

(a) accepted this Offer for your QGC Shares to which this Offer relates ***(Accepted Shares)*** and agreed to sell those Accepted Shares to Santos CSG;

(b) subject to the Offer being declared free from the conditions set out in Section 11.7 or those conditions being fulfilled, assigned all of the beneficial interest in the Accepted Shares to Santos CSG, conveyed beneficial title to the Accepted Shares to Santos CSG and agreed to transfer legal title to the Accepted Shares to Santos CSG, and agreed that Santos CSG will be immediately entitled to cause the transfer of the Accepted Shares to be registered;

(c) represented and warranted to Santos CSG that the Accepted Shares will, at the date of the transfer of them to Santos CSG, be fully paid and free from all encumbrances of any kind, whether legal or otherwise, and that you have full power and capacity to accept this Offer and to sell and transfer the legal and beneficial ownership of the Accepted Shares to Santos CSG;

(d) represented and warranted to Santos CSG that, if you are the legal owner but not the beneficial owner of the Accepted Shares:

  (i) the beneficial holder has not sent a separate acceptance of the Offer in respect of the Accepted Shares;

  (ii) the number of QGC Shares you have specified as being the entire holding of QGC Shares you hold on behalf of the particular beneficial holder is in fact such entire holding; and

  (iii) you are irrevocably and unconditionally entitled to transfer the Accepted Shares, and to assign all of the beneficial interest in those QGC Shares, to Santos CSG;

(e) irrevocably authorised and directed QGC to pay to Santos CSG or to account to Santos CSG for all Rights in respect of the Accepted Shares subject, however, to any such Rights received by Santos CSG being accounted for by Santos CSG to you if this Offer is withdrawn or the contract formed by your acceptance of this Offer is rescinded or rendered void;

(f) except where Rights have been paid or accounted for under paragraph (e), irrevocably authorised Santos CSG to deduct from the consideration payable to you under this Offer the amount of all Rights referred to in paragraph (e) or an amount equal to the value of those Rights as reasonably assessed by Santos CSG (or, if there is a dispute, the Chairman of the ASX or his nominee);

(g) if you signed and returned the Acceptance Form in respect of any of your QGC Shares in a CHESS Holding, irrevocably authorised Santos CSG to:

  (i) instruct your Controlling Participant to initiate acceptance of the Offer in respect of all such QGC Shares in accordance with the ASTC Settlement Rules; and

  (ii) give any other instructions concerning those QGC Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant;

(h) authorised QGC, before registration of the transfer of your Accepted Shares, to transmit your Accepted Shares to any register maintained by QGC which Santos CSG, in its absolute discretion, considers desirable;

(i) authorised QGC to place your entire holding of QGC Shares, including your Accepted Shares, in a reserved subposition in QGC's share register; and

(j) appointed Santos CSG and each of its directors, secretaries and officers severally as your true and lawful attorney, with effect from the date that this Offer, or any contract resulting from acceptance of this Offer, becomes free from its conditions or such conditions are satisfied, with power to do all things which you could lawfully do concerning the Accepted Shares or in exercise of any right derived from the holding of the Accepted Shares, including:

(i) attending and voting at any meeting of QGC;

(ii) demanding a poll for any vote to be taken at any meeting of QGC;

(iii) proposing or seconding any resolution to be considered at any meeting of QGC;

(iv) requisitioning the convening of any meeting of QGC and convening a meeting pursuant to any such requisition;

(v) notifying QGC that your address in the records of QGC for all purposes, including the despatch of notices of meeting, annual reports and dividends, should be altered to an address nominated by Santos CSG; and

(vi) doing all things incidental or ancillary to any of the above,

and agreed that in exercising the powers conferred by that power of attorney, the attorney may act in the interests of Santos CSG as the intended owner of the Accepted Shares. This appointment, being given for valuable consideration to secure the interest acquired in your QGC Shares to which this Offer relates, is irrevocable, and terminates upon registration of a transfer to Santos CSG of your QGC Shares to which this Offer relates. Santos CSG will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might otherwise be incurred or undertaken as a result of the exercise by an attorney of any powers under this paragraph (j).

11.12 Variation

Santos CSG may vary this Offer as permitted by Part 6.6 Division 2 of the Corporations Act.

11.13 Withdrawal

This Offer may be withdrawn with the consent in writing of ASIC, which consent may be given subject to such conditions (if any) as are specified in the consent. If so, Santos CSG will give notice of the withdrawal to the ASX and to QGC and will comply with any other conditions imposed by ASIC. If Santos CSG withdraws this Offer, all contracts arising from its acceptance will automatically be void.

11.14 Other matters

11.14.1 Notices and other communications

Subject to the Corporations Act, a notice or other communication given by Santos CSG to you in connection with this Offer shall be deemed to be duly given if it is in writing and is:

(a) delivered to your address as recorded on the register of members of QGC or the address shown in the Acceptance Form; or

(b) sent by pre-paid ordinary mail, or in the case of an address outside Australia by pre-paid airmail, to you at either of those addresses.

11.14.2 Return of documents

If:

(a) this Offer is withdrawn after your Acceptance Form has been sent to Santos CSG, but before it has been received; or

(b) for any other reason Santos CSG does not acquire the QGC Shares to which your Acceptance Form relates,

Santos CSG will despatch at your risk your Acceptance Form together with all other documents forwarded by you, to your address as shown on the Acceptance Form or such other address as you may notify in writing to Santos CSG by, where such address is inside Australia, pre-paid ordinary post, or, where such address is outside Australia, pre-paid airmail.

11.15 Governing law

This Offer and any contract resulting from your acceptance of it are governed by the law of South Australia.

APPROVAL OF BIDDER'S STATEMENT

12

A copy of this Bidder's Statement that is to be lodged with ASIC has been approved by a resolution passed by the directors of Santos CSG Pty Ltd on 10 October 2006.

Signed on behalf of Santos CSG Pty Ltd in accordance with section 351 of the Corporations Act.

John Ellice-Flint
Director
Dated: 10 October 2006

Santos

13 GLOSSARY

13.1 Definitions

In this Bidder's Statement, unless the context requires otherwise:

ACCC means the Australian Competition and Consumer Commission.

Acceptance Form means the acceptance form accompanying this Bidder's Statement.

Accepted Shares has the meaning given in Section 11.11(a).

Announcement Date means 5 October 2006, being the date of announcement of the Offer.

Approval means a licence, authority, authorisation, consent, permission, approval, clearance, grant, confirmation, order, exemption, waiver or ruling.

ASIC means the Australian Securities and Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Limited ACN 008 504 532, the body which administers CHESS.

ASTC Settlement Rules means the settlement rules of ASTC.

ASX means Australian Stock Exchange Limited ACN 008 624 691.

Bidder's Statement means this document, being the statement of Santos CSG under Part 6.5 Division 2 of the Corporations Act relating to the Offer.

Broker means a person who is a share broker and a participant in CHESS.

business day means a day on which banks are open for general banking business in Brisbane (not being a Saturday, Sunday or public holiday).

CHESS means the Clearing House Electronic Subregister System, which provides for electronic share transfers in Australia.

CHESS Holding means a holding of QGC Shares on the CHESS subregister of QGC.

Condition Period means the period beginning on the Announcement Date and ending at the end of the Offer Period.

Controlling Participant means the Broker or Non-Broker Participant who is designated as the controlling participant for shares in a CHESS Holding in accordance with the ASTC Settlement Rules.

Corporations Act means the *Corporations Act 2001* (Cth).

Facility Agreement means the facility agreement with Commonwealth Bank of Australia referred to in Section 8.2.

GJ means gigajoule.

Issuer Sponsored Holding means a holding of QGC Shares on QGC's issuer sponsored subregister.

Listing Rules means the listing rules of the ASX.

Material Adverse Effect has the meaning given in Section 8.3.1.

Non-Broker Participant means a non-broker participant under the ASTC Settlement Rules.

Offer means the offer by Santos CSG to acquire QGC Shares on the terms and conditions set out in Section 11.

Offer Information Line means the Offer information telephone assistance line which can be contacted during normal business hours on 1300 651 473 (from within Australia) or +61 3 9415 4355 (from outside Australia), operated on behalf of Santos CSG.

Offer Period means the period commencing on 24 October 2006 and ending at 5.00 pm (Queensland time) on 30 November 2006, or such later date to which the Offer has been extended.

Options means the Performance Rights, Sentient Rights and Patent Options.

Patent Options means any options issued pursuant to the agreement referred to in Section 5.5.4.

Performance Rights means the 710,000 performance rights granted to Mr Richard Cottee, the Managing Director of QGC, pursuant to resolutions passed at the 2005 annual general meeting of QGC on 16 November 2005 as referred to in Section 5.5.2.

PJ means petajoule.

Public Authority means any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere (including the ACCC but excluding the Takeovers Panel, ASIC and any court that hears or determines proceedings under section 657G of the Corporations Act or proceedings commenced under the Corporations Act by a person specified in section 659B(1) in relation to the Offer). It also includes any self-regulatory organisation established under statute or any stock exchange.

QGC means Queensland Gas Company Limited ACN 089 642 553.

QGC Board means QGC's board of directors.

QGC Group means QGC and its subsidiaries.

QGC Group Member means each member of the QGC Group.

QGC Rights means the renounceable rights issued to Shareholders under the QGC Rights Issue.

QGC Rights Issue means the renounceable rights issue undertaken by QGC pursuant to the QGC Rights Issue Prospectus.

QGC Rights Issue Prospectus means the disclosure document for the QGC Rights Issue issued by QGC dated 4 August 2005.

QGC Share means an ordinary share in QGC.

Register Date means 17 October 2006, being the date set by Santos CSG under section 633(2) of the Corporations Act.

Rights means all accretions, rights or benefits of whatever kind attaching to or arising from QGC Shares directly or indirectly after the Announcement Date, including, without limitation, all dividends, returns of capital or other distributions (whether in cash or in specie) and all rights to receive any dividends, returns of capital or other distributions (whether in cash or in specie), or to receive or subscribe for shares, stock units, notes, bonds, options or other securities, declared, paid, issued or made by QGC or any of its subsidiaries.

Santos means Santos Limited ACN 007 550 923.

Santos CSG means Santos CSG Pty Ltd ACN 121 188 554.

Santos Finance has the meaning given in Section 8.2.

Santos Group means Santos and its subsidiaries.

Sentient means one or more relevant entities affiliated with the Sentient Global Resources Fund.

Sentient Rights means such rights (if any) as are conferred on Sentient to acquire QGC Shares under the arrangements referred to in an announcement made by QGC to the ASX on 17 May 2005 as referred to in Section 5.5.3.

Shareholder means the holder of one or more QGC Shares.

Target's Statement means the target's statement to be issued by QGC in response to this Bidder's Statement, as required by the Corporations Act.

2P means proved and probable gas reserves as defined by the Society of Petroleum Engineers.

VWAP means volume-weighted average price, calculated by dividing the value of trades by the volume over a given period.

your QGC Shares means, subject to Section 11.6:

(a) the QGC Shares of which you are registered or entitled to be registered as the holder in the register of members of QGC at the Register Date; and

(b) any other QGC Shares to which you are able to give good title at the time you accept the Offer.

13.2 General interpretation

The following rules of interpretation apply unless the contrary intention appears or the context requires otherwise:

(a) A reference to time is a reference to standard Queensland time as defined in the *Standard Time Act 1894* (Qld).

(b) Headings are for convenience only and do not affect interpretation.

(c) The singular includes the plural and conversely.

(d) A reference to a Section is to a section of this Bidder's Statement. Any attachments to this Bidder's Statement form part of it.

(e) A gender includes all genders.

(f) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(g) $, A$ or cents is a reference to the lawful currency in Australia, unless otherwise stated.

(h) A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

(i) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns.

(j) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(k) A reference to any instrument or document includes any variation or replacement of it.

(l) A term not specifically defined in this Bidder's Statement has the meaning given to it (if any) in the Corporations Act or the ASTC Settlement Rules, as the case may be.

(m) A reference to a right or obligation of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and individually.

(n) A reference to "you" is to a person to whom an Offer is made under Section 11.

CORPORATE DIRECTORY

Bidder

Santos CSG Pty Ltd (a wholly owned subsidiary of Santos Limited)
Level 14
Santos House
60 Edward Street
Brisbane QLD 4000

Financial adviser to Santos and Santos CSG

Caliburn Partnership Pty Ltd

Level 30
101 Collins Street
Melbourne VIC 3000

Level 34
2 Chifley Square
Sydney NSW 2000

Legal adviser to Santos and Santos CSG

Johnson Winter & Slattery

Level 10
211 Victoria Square
Adelaide SA 5000

Level 30
264 George Street
Sydney NSW 2000

Level 38
530 Collins Street
Melbourne VIC 3000

Offer registrar

Address for hand deliveries
Computershare Investor Services Pty Limited
Level 19
307 Queen Street
Brisbane QLD 4000

Postal address
Computershare Investor Services Pty Limited
GPO Box 523
Brisbane QLD 4001

Offer Information Line (during business hours)

1300 651 473 from within Australia

+61 3 9415 4355 from outside Australia

(in accordance with legal requirements, calls to these numbers will be recorded)



Santos

Santos CSG Pty Ltd
ACN 121 133 654
a wholly owned subsidiary of

Santos

Santos Limited
ACN 007 550 923

Computershare
Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 523 Brisbane
Queensland 4001 Australia
Enquiries (within Australia) 1300 552 270
(outside Australia) +61 3 9415 4000
web.queries@computershare.com.au

A

Use a black pen.
print in CAPITAL letters
inside the grey areas.

A B C   1 2 3

Acceptance Form – Cash Offer

This is an important document and requires your immediate attention. If you are in doubt about how to deal with it, please consult your financial or other professional advisor.

Use this form to accept Santos CSG Pty Ltd's Offer for your Queensland Gas Company Limited ("QGC") Shares

B **Consideration**

The consideration applicable under the terms of this Offer is $1.26 per QGC Share

Securityholder details

Subregister	
Your holding in QGC	
Cash consideration payable to you at $1.26 per QGC Share	

C **How to accept the Offer**

You will be deemed to have accepted the Offer in respect of all your QGC Shares if you sign and return the form together with all required documents.

If you hold your QGC Shares in CHESS holding (see "Subregister" above), to accept the Offer you can either:

- Instruct your Controlling Participant directly – normally your stockbroker
  or
- Authorise Santos CSG Pty Ltd to contact your Controlling Participant on your behalf, which you can do by signing and returning the form. By signing and returning the form you will be deemed to have authorised Santos CSG Pty Ltd to contact your Controlling Participant directly via the CHESS system.

D **Contact Details**

Please provide your contact details in case we need to speak to you about this form.

Name of contact person

Contact person's daytime telephone number (including area code)

( )

E **Sign here – this section must be signed before we can process this form.**

I/We accept the Offer made by Santos CSG Pty Ltd and I/we agree to be bound by the terms and conditions of the Offer ***(including the instructions as to acceptance of the Offer on the back of this form)*** and transfer all of my/our QGC Shares to Santos CSG Pty Ltd for the above consideration.

Individual or Securityholder 1	Individual or Securityholder 2	Individual or Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

The directors reserve the right to make amendments to this form where appropriate. **Please refer to the completion guidelines and lodgement instructions overleaf.**

How to complete this form

Acceptance of the takeover offer

A **Registration Details**

The QGC Shares are currently registered in the name(s) printed on this form. Your consideration will be issued in the name(s) as it appears on the Queensland Gas Company Limited register.

If you have recently bought or sold any QGC Shares, your holding may differ from that shown overleaf. If so, please write in your current holding, initial the alteration, and write on this form the name of the broker who acted for you.

If you have already sold all your QGC Shares shown overleaf, do not keep or return this form. Please send this form to the broker who sold them for you.

B **Consideration**

The cash consideration payable under the takeover offer is $1.26 per QGC Share.

C **How to accept the Offer**

If your QGC Shares are held in an Issuer Sponsored Holding, simply complete and return this form to Computershare Investor Services Pty Limited ("CIS") at one of the addresses set out below so that it is received by no later than 5:00pm Queensland Time on 30 November 2006, unless the Offer Period is extended.

If your QGC Shares are in CHESS holding, you may contact your Controlling Participant directly (normally your stockbroker) with instructions to accept the Offer.

If you want Santos CSG Pty Ltd to contact your Controlling Participant on your behalf via the CHESS system, sign and return this form to CIS so that it is received no later than 5:00pm Queensland Time on 30 November 2006, unless extended.

Neither Santos CSG Pty Ltd nor CIS will be responsible for any delays incurred by this process. You should allow sufficient time for the preferred party to initiate the acceptance of the Offer on your behalf before the end of the Offer Period.

D **Contact Details**

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding this form.

E **Signature(s)**

You must sign the form as follows in the space provided:

Joint holding:	where the holding is in more than one name, all of the security holders must sign.
Power of Attorney:	to sign under Power of Attorney, you must attach a certified copy of the Power of Attorney to this form when you return it.
Deceased Estate:	all executors must sign and attach a certified copy of Probate or Letters of Administration.
Companies:	to execute in accordance with Section 127 of the Corporations Act. This form must be signed by 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may then sign alone. Delete titles as applicable.

Lodgement of Acceptance Form

This Acceptance Form must be received at the Brisbane Office of CIS by no later than 5:00pm Queensland Time on 30 November 2006, unless the Offer Period is extended. Return this Acceptance Form to:

Postal Address
Computershare Investor Services Pty Limited
GPO Box 523
BRISBANE QLD 4001

OR

Hand Delivery
Computershare Investor Services Pty Limited
Level 19
307 Queen Street
BRISBANE QLD 4000

Privacy Statement

Personal information is collected on this form by CIS, as agent for Santos CSG Pty Ltd, in connection with this Offer. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS.

If you have any enquiries concerning this Offer please contact the Offer Information Line during business hours on 1300 651 473 (from within Australia) or +61 3 9415 4355 (from outside Australia). For legal reasons, all calls to this number will be recorded.

Please note this form may not be used to change your address.

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 523
BRISBANE QLD 4001
Australia

Santos

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide SA 5000
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5138
Facsimile: 08 8218 5633

To: Company Announcements Office
Australian Stock Exchange Ltd

From: Company Secretary

Date: 19 October 2006

Subject: **Listing Rule 3.1**

Pursuant to Listing Rule 3.1, attached is a copy of an announcement issued late yesterday, 18 October 2006 by Lapindo Brantas Inc (***Lapindo***) relating to the Banjar Panji well incident in East Java.

As outlined in releases made to the ASX on 27 June, 30 June and 21 July 2006, Santos Brantas Pty Ltd has a non-operated 18% participating interest in the Brantas production sharing contract (***Brantas PSC***) and relevant joint operating agreement.

Santos has made the Lapindo announcement available for the sole purpose of informing the market as to the status of the remedial operations advised as being undertaken by Lapindo, which operates the Brantas PSC and Banjar Panji well.

In addition, Santos provides an update on the potential financial impact and insurance status as follows:

Financial Impact

As announced on 24 August 2006, Santos made a provision in its half-year financial statements of A$24.3 million (US$18 million) in respect of its share of potential estimated total remediation and related costs of US$100 million that may arise from the incident. This provision equates to approximately 4.1 cents per Santos ordinary share prior to any potential insurance recovery (as discussed overleaf).

In Paragraph 14 of the attached Lapindo announcement, the operator states that:

> "Lapindo presently estimates the total costs for drilling relief wells and mud management to be US$180m. This estimate includes assumptions and may require further adjustment when estimates relating to the cost of long term mud disposal options, proposed cost of infrastructure relocation and costs relating to unrealised third party claims are known. With the flow continuing, the complexity of the event and the dynamic nature of the ongoing work, it is not possible to accurately estimate a total rectification cost at this time."

Santos notes that the costs estimated by the operator have increased from US$100 million to US$180 million. Based on Santos' 18% participating interest in the Brantas PSC, and prior to any potential insurance recovery (as discussed below), this higher figure equates to approximately A$43.7 million, or 7.4 cents per Santos ordinary share.

Santos will continue to work with the operator to determine the estimated total cost of the incident, and therefore to assess the adequacy of its provisioning.

Insurance

As previously stated in its release dated 27 June 2006, Santos maintains appropriate insurance cover for these types of occurrences.

As the cause of the incident is currently under investigation, it is not possible to comment further on likely insurance policy responses.

W.J. Glanville
Company Secretary

EMP BRANTAS

PRESS RELEASE

Banjarpanji Incident Update

In this update, Lapindo Brantas, Inc (Lapindo) reports that Lapindo is a key member of the National Mudflow Mitigation Team (Tim Nas) and:

1. is working hard with the Indonesian Government, government agencies as well as regional and local governments to assist the impacted communities;

2. has engaged a number of highly experienced local and international contractors to continue with its relief well drilling efforts at the Banjarpanji site;

3. has developed emergency plans to deal with immediate threats to people and property in the vicinity of the incident;

4. continues to develop strategies to manage the mudflow for the safety of the local community and protection of the environment; and

5. continues to cooperate with independent enquiries and investigations.

Jakarta, Indonesia – Date: October 18, 2006: Lapindo today updated the situation at the Banjar-Panji-1 exploration well. The well is located in the Brantas PSC in the Sidoarjo province, East Java and is operated by Lapindo which has a 50% working interest in the PSC. The other parties with working interests are PT Medco E&P Brantas (32%) and Santos Brantas Pty Ltd (18%).

As previously reported, on 29 May 2006 the Banjarpanji-1 well was drilling at a depth of 9,297 feet when steam, water and mud and a minor amount of gas were observed venting to the surface some 200 metres away from the drilling location (Broach).

EMP Brantas is a subsidiary of PT. Energy Mega Persada Tbk.
Wisma Mulia, 28th Floor, Jl. Jend. Gatot Subroto No. 42 Jakarta 12710 Indonesia. Tel. 62-21-5290 6336 Fax: 62-21-5290-5335
E-mail: lapindo@energi-mp.com

Since that time, this mud continues to flow from the Broach. Lapindo works closely with the Tim Nas appointed by President Susilo Bambang Yudhoyono's Decree No 13 of 2006 on 8 September 2006. Tim Nas has duties to take operational measures in an integrated manner in order to overcome the Broach including the following:

- sealing off the Broach;
- mitigating the impact of the mud flow; and
- managing social issues.

The Minister of Energy and Mineral Resources is the Chairman of the Steering Committee of Tim Nas. The Head of the Research and Development Agency of the Public Works Ministry is the Chairman of the Executing Team of Tim Nas. Lapindo is a representative member of the Executing Team.

On 27 September 2006, the Indonesian President presented guidelines to the Tim Nas as follows:

- The families around the affected area will be resettled as the land was no longer fit for human habitation and was considered to be a "disaster zone";
- As the mud is not toxic, the mud should be disposed to the sea through the use of the Porong River;
- The effort to stop the mud flow using drilling efforts should continue;
- Efforts to monetize and find practical uses for the mud are to be developed and initiated;
- The mud containment area should be strengthened; and
- Infrastructure around the incident site such as the toll road, gas pipeline and railway should be relocated.

Lapindo as the operator of the Brantas PSC is working closely with Tim Nas in order to assist Tim Nas to implement the above guidelines. In doing so, Lapindo continues to provide technical, operational and management assistance to support Tim Nas on a number of levels.

Lapindo provides the following update:

1. The mud has affected a total area of about 400 hectares and 8 villages. At various times the mud has caused the Surabaya – Gempol toll road to be closed for cleanup and for public safety. After works to ensure the safety of the tollroad were completed, the toll road was re-opened on 11 October 2006. The railway line has been affected occasionally by flooding but is now functioning normally.

2. Approximately 3300 families whose dwellings have been or are threatened with flooding have been relocated. Lapindo is working with Tim Nas, the regional and local governments, community groups and the people directly to ensure that their needs are being met. People displaced by the incident have been relocated into more permanent housing utilising the rental assistance (which also includes six months of food assistance) offered by Lapindo.

3. Considerable effort has been made to ensure that all displaced people are cared for. In addition to emergency housing, the company provides meals to all refugees including special meals during the Ramadan period and continuous medical assistance. The company has been involved in a number of community based programs and intends to continue its support of the communities around the incident area.

4. With the assistance of The Institute of Technology Surabaya (ITS) and in consultation with the affected communities, a plan is being developed to permanently relocate residents.

5. Lapindo continues to work with owners of the farms, factories and the medium to small enterprises as well as market sellers and other businesses to ensure that the commercial enterprises are relocated promptly, jobs can be maintained and adequate compensation is made for any losses suffered. Lapindo has agreed to fund a religious holiday allowance of Rp.700,000 for each factory worker.

6. An extensive civil construction effort has been undertaken to construct a series of levee banks and holding ponds to contain the water and mud flows. Pepkonindo, the Indonesian subsidiary of the Dutch company Van Oord has been engaged by Lapindo to assist with mud containment issues. Approximately 1400 army personnel are also involved in the effort to stabilise the levee walls and to increase the capacity of the mud containment area

7. Many media reports mistakenly state that the mud is "toxic", or "poisonous" however this is not supported by scientific data:

- A sampling and testing program undertaken by Lapindo indicates that the mud is not toxic or hazardous. The mud is only mildly reactive under extreme conditions. The Ministry of the Environment now believes that the mud can be safely disposed without treatment directly into the environment.

- A report published by the United Nations Environment Programme found that the incident's current impact on human health was considered to be low

- Very minor amounts of hydrogen sulphide (**H_2S**) gas continues to be produced from the Broach but this rapidly dissipates in the atmosphere and does not threaten nearby communities. The company has implemented a H_2S monitoring program.

8. Water and mud continues to flow erratically from the Broach. Penkonindo undertakes continuous readings of the elevations of the bund wall and mud elevations using a differential GPS system. Using data extrapolated from the readings, the estimated rates range between 100,000 and 150,000 cubic metres per day.

9. Lapindo is working with an expert consultant to monitor subsistence using GPS technology. Lapindo is working with Tim Nas to mitigate the effects of any possible subsidence in the area.

Efforts to stop the flow of mud are well advanced. In this regard:

- International consultants have been appointed to assist with managing the drilling operations.
- An observation well has been successfully drilled and has provided valuable technical data.
- Two relief wells are planned, the first of which is currently drilling at a depth of approximately 2300 feet.
- Final preparations for the second relief well are underway. At present, the company believes that this well will be spudded within the next two weeks.
- At present, the company expects that the relief well operations designed to stop the underground flow will be completed around the end 2006. This of course will be dependant upon the technical issues that may be encountered.

11. The Indonesian President gave guidance to Tim Nas that, as an emergency situation had arisen, the water and mud should be discharged into the nearby Porong River.

- Extensive preparations are currently underway to allow the mud to be discharged into the Porong River. This involves undertaking work to decrease the level of discharge required.

- The Institute of Technology Surabaya is working with Lapindo and Tim Nas to minimise any effects on the ecology of the river caused by the discharge.

- A number of ecological and hydrological studies are continuing to ensure that the discharge is undertaken in the most ecologically sustainable manner.

- The need to discharge into the Porong River is the most viable and effective solution for short term emergency relief, to prevent further flooding of communities, farming land and industry.

12. Development of plans for the establishment of long term environmentally sustainable solutions concerning mud disposal and rehabilitation of the affected areas is currently underway. These plans are being developed in collaboration with Tim Nas.

13. Whilst there has been no fatalities directly resulting from the mudflow, two fatalities have occurred at the site as a result of heavy equipment accidents. Lapindo has investigated each of these unfortunate incidents and has reviewed the site's safety procedures in effort to reduce the risk of any future occurrences. Lapindo continues to ensure that the families of the two men are compensated.

14. Lapindo presently estimates the total costs for drilling relief wells and mud management to be US$150m. This estimate includes assumptions and may require further adjustment when estimates relating to the cost of long term mud disposal options, proposed cost of infrastructure relocation and costs relating to unrealised third party claims are known. With the flow continuing, the complexity of the event and the dynamic nature of the ongoing work, it is not possible to accurately estimate a total rectification cost at this time.

15. Lapindo has made claims under the joint venture insurance policies of its insurers Tugu and AIU. Tugu and AIU have granted indemnity. Lapindo expects payment of US$27.5 million by these insurers in stages over the next few months..

Total gross costs to date relating to the incident are approximately US$50m. Santos and Lapindo have fully met their cash calls in relation to these costs.

Lapindo Brantas Inc.

Imam Agustino
General Manager

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

26 October 2006

Record quarterly production for Santos

Santos today reported its highest ever quarterly production of 16.6 million barrels of oil equivalent (mmboe), placing the Company on track to achieve its annual production guidance of a record 60 to 61 mmboe for the full year.

The record production for the three months to 30 September 2006 was 11% higher than the third quarter of 2005 and took production to 45.3 mmboe for the first nine months of 2006 compared with 41.2 mmboe in the previous corresponding period.

Sales revenue of $759.5 million for the third quarter was in line with the third quarter of 2005 and up 10% on the immediately preceding quarter.

The 2006 third quarter result takes Santos' revenue to $2.07 billion for the first nine months of the year – up 16% on the previous corresponding period and already 84% of the record full year revenue of $2.46 billion in 2005.

The average realised gas price for the third quarter was $3.66 per gigajoule (GJ). The average realised oil price was A$96.71 (US$73.18) per barrel.

"This solid third quarter result builds on Santos' record 2005 performance and reflects the Company's continued growth focus and diversification program of recent years," Santos' Managing Director, Mr John Ellice-Flint, said today.

"Significantly, the record quarterly production takes Santos' total production for the first three quarters of 2006 to 45.3 mmboe and has the Company on track to achieve its production guidance of a record 60 to 61 mmboe for the full year," he said.

Mr Ellice-Flint said the record third quarter production was driven by a number of new projects that had come on stream for Santos during 2006.

"Major contributors were the John Brookes gas project in the offshore Carnarvon Basin, Western Australia, the Casino gas project in Victoria's offshore Otway Basin and the Bayu-Undan LNG project in offshore northern Australia," he said.

"First production was also achieved from the Maleo gas project, offshore Indonesia, late in the quarter, giving Santos its first offshore operated project outside Australia.

"In addition, the initial results from our Cooper Oil project are very pleasing. The drilling success rate of 80% from the first 66 wells is above expectations and augurs well for a positive impact on future oil production," he said.

Other developments during the third quarter include:

- The ongoing flow of mud from the Banjar Panji-1 well incident in East Java, Indonesia, in which Santos has an 18% non-operated interest. Santos continues to work with the operator and government agencies in relation to the relief and remedial efforts;
- The discovery of gas at Evans Shoal South, offshore northern Australia;
- The successful delineation well at Gnu-1, offshore Western Australia, which confirmed a significant gas resource in the Reindeer/Caribou field;
- The signing of a long term contract to supply gas from the John Brookes field, offshore Western Australia, to Wesfarmers for use in domestic LNG production;
- An oil discovery offshore Vietnam where testing has confirmed multiple gas and oil reservoirs in the southern fault block of the Dua structure;
- A farm-in by Korean National Oil Corporation (KNOC) and Samsung Corporation into Santos' Jaguar/Cougar project in Texas State Waters, Gulf of Mexico;
- Successful commissioning of the Mutineer-12 and Exeter-8 development wells which significantly increased production from the Mutineer-Exeter oil development during the quarter; and
- Entering into agreements for the conditional acquisition of Delhi Petroleum which were subsequently terminated by the current owners due to the emergence of a higher competing offer. As a result a break fee was payable to Santos.

Subsequent to the end of the quarter, Santos announced a $1.26 per share all cash takeover offer (by its wholly owned subsidiary Santos CSG Pty Ltd (Santos CSG)) for Queensland Gas Company Limited (QGC) valuing the coal seam gas company at $606 million. Santos CSG's Bidder's Statement was mailed to QGC shareholders on 24 October 2006.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

STOCK EXCHANGE ACTIVITIES REPORT FOR THE QUARTER ENDING 30 SEPTEMBER 2006.

1. SALES AND PRODUCTION

Santos' share of production, sales and revenue for the quarter ended 30 September 2006 is shown in the table below:

	Quarter Ended			YTD		Full Year
	Q3 2006	Q3 2005	Q2 2006	2006	2005	2005
Sales Gas, Ethane and LNG (PJ)						
Cooper Basin	29.8	32.0	27.0	81.8	95.2	124.7
Surat/Bowen/Denison	7.9	6.6	7.1	21.9	16.0	22.9
Amadeus	3.1	3.0	2.7	9.0	9.2	12.7
Otway/Gippsland	8.7	3.8	7.6	20.7	11.3	14.1
Carnarvon	9.0	0.4	7.5	24.0	2.1	7.7
Bonaparte (LNG)	3.9	0.0	3.5	8.9	0.0	0.0
Indonesia	1.1	1.0	1.2	3.3	3.7	4.6
USA	1.3	2.0	1.7	4.8	8.5	10.6
Total Sales Gas, Ethane and LNG Production	64.8	48.8	58.2	174.4	145.9	197.3
Total Sales Volume	73.6	63.3	66.7	193.2	176.7	228.2
Gas Price (Avg A$/GJ)	3.66	3.62	3.78	3.70	3.56	3.62
Total Sales Revenue (A$m)	269.3	229.3	252.0	715.6	630.0	825.7
Condensate (000's bbls)						
Cooper Basin	427.1	471.9	418.1	1194.4	1456.1	1922.6
Surat/Denison	5.8	10.1	6.8	18.4	25.4	30.8
Amadeus	12.3	11.2	16.0	47.2	29.1	43.7
Otway	8.0	3.8	6.5	17.5	9.9	12.8
Carnarvon	111.9	1.4	78.0	295.6	68.8	101.5
Bonaparte	541.8	628.5	637.2	1842.4	1532.9	2139.9
USA	28.0	46.6	33.1	101.5	191.2	236.1
Total Condensate Production	1134.9	1173.5	1195.7	3517.0	3313.4	4487.4
Total Sales Volume	1086.7	1154.9	1045.8	3498.3	3508.0	4602.7
Condensate Price (Avg A$/bbl)	94.14	81.39	89.95	87.32	73.26	75.15
Condensate Price (Avg US$/bbl)	71.24	60.83	67.24	65.40	55.06	55.74
Total Sales Revenue (A$m)	102.3	94.0	94.1	305.5	257.0	345.9
LPG (000 t)						
Cooper Basin	54.2	55.4	48.2	149.3	165.2	213.6
Surat/Denison	0.0	0.0	0.0	0.0	0.0	0.0
Bonaparte	23.8	29.8	28.2	80.8	66.3	93.6
Total LPG Production	78.0	85.2	76.4	230.1	231.5	307.2
Total Sales Volume	56.3	109.9	77.4	211.5	249.5	302.2
LPG Price (Avg A$/t)	754.48	614.18	630.30	735.52	577.60	610.35
Total Sales Revenue (A$m)	42.5	67.5	48.8	155.6	144.3	184.4
Crude Oil (000's bbls)						
Cooper Basin	894.6	906.6	844.8	2561.0	2350.7	3205.9
Surat/Denison	18.2	21.3	14.8	48.9	58.4	74.5
Amadeus	44.7	46.0	32.2	105.0	154.3	196.4
Legendre	148.5	192.7	69.5	326.4	710.1	882.8
Thevenard	115.8	127.3	99.9	289.1	348.5	473.7
Barrow	188.4	191.8	163.9	511.2	573.9	760.1
Stag	727.8	539.7	743.0	2159.4	1608.2	2363.9
Mutineer Exeter	1482.7	2402.7	895.8	3530.5	4590.3	6492.0
Elang/Kakatua	48.1	57.9	50.7	115.5	180.9	184.1
Jabiru/Challis	34.9	41.3	44.2	123.3	130.6	164.4
Indonesia	24.9	30.3	28.4	87.5	91.4	138.3
SE Gobe	65.1	71.8	67.5	201.5	199.2	269.8
USA	9.4	10.5	9.2	27.0	41.8	58.0
Total Crude Oil Production	3803.1	4639.9	3063.9	10086.3	11038.3	15263.9
Total Sales Volume	3571.5	4815.9	3119.9	9544.7	10557.3	14990.2
Oil Price (Avg A$/bbl)	96.71	77.60	95.07	93.88	71.26	73.83
Oil Price (Avg US$/bbl)	73.18	58.00	71.08	70.32	52.01	54.76
Total Sales Revenue (A$m)	345.4	373.7	296.6	896.1	752.3	1106.8
TOTAL						
Production (mmboe)	16.6	14.9	14.9	45.3	41.2	56.0
Sales Volume (mmboe)	17.7	17.6	16.2	47.8	46.3	61.1
Sales Revenue (A$m)	759.5	764.5	691.5	2072.8	1783.6	2462.8

Sales and Production Summary

Total third quarter production was 16.6 million mmboe, an increase of 11% above both Q3 2005 and Q2 2006.

Total sales revenue for the third quarter was $759.5 million, 1% below Q3 2005 and 10% above Q2 2006.

Production by Product

Comparisons with prior periods for gas and associated condensate and LPG production are made between the current quarter and the same quarter from the previous year, as production is heavily influenced by seasonal factors.

Conversely, comparisons for crude oil are made with the immediate previous quarter, as oil production rates are not subject to seasonal variations.

Sales Gas, Ethane and LNG

Sales gas, ethane and LNG production for Q3 2006 was 64.8 petajoules (PJ), an increase of 33% above Q3 2005.

This increase reflects the start-up of production at John Brookes (Q3 2005), Casino (Q1 2006) and Bayu-Undan LNG (Q1 2006).

Third party gas of 4.9 PJ net to Santos was purchased during Q3 2006 as part of the eastern Australian gas portfolio optimisation.

Quarterly sales gas, ethane and LNG sales volumes totalled 73.6 PJ, an increase of 16% above Q3 2005. Sales revenue of $269 million increased by 17% reflecting the increased volumes, coupled with higher gas prices.

The average realised gas price increased by 1% to $3.66 per gigajoule (GJ) compared with $3.62 per GJ in Q3 2005.

Condensate

Condensate production of 1.1 mmbbl was 3% or 0.04 mmbbl lower than Q3 2005 due to a reduced net entitlement from Bayu-Undan and lower production from the Cooper Basin, offset by the start of production from John Brookes.

Quarterly condensate sales of 1.1 mmbbl was 6% lower due to the lower production and the timing of liftings.

Condensate sales revenue of $102.3 million was 9% higher than Q3 2005, as the realised condensate price increased by 16% to A$94.14 (US$71.24) per barrel from A$81.39 (US$60.83) in Q3 2005.

LPG

Quarterly LPG production of 78,000 tonnes was 8% lower than Q3 2005 due to a reduced net entitlement from Bayu-Undan.

LPG sales of 56,300 tonnes was 49% lower than Q3 2005 due to the timing of liftings. Sales revenue decreased by 37% to $42.5 million from $67.5 million in Q3 2005.

The realised LPG price increased by 23% to $754.48 per tonne compared with $614.18 previously.

Crude Oil
Oil production of 3.80 mmbbl was 24% higher than Q2 2006. This was predominantly due to increased production from Mutineer-Exeter, together with positive performance from the Legendre field.

Oil sales volumes of 3.57 mmbbl were 14% higher than Q2 2006 reflecting the increased production, offset by the timing of liftings.

Crude oil was underlifted by approximately 0.2 mmbbl during the quarter, compared with an overlift position of 0.1 mmbbl during Q2 2006.

Oil sales revenue increased by 16% to $345.4 million for the quarter. The average realised oil price was A$96.71 (US$73.18) per barrel, 2% higher than the Q2 2006 average of A$95.07 (US$71.08).

Production by Area

Cooper Basin
Sales gas and ethane production of 29.8 PJ was 7% lower than Q3 2005, reflecting natural field decline.

In line with the reduced gas throughput, condensate production of 0.43 mmbbl was down 9% and LPG production of 54,200 tonnes was down by 2%.

Crude oil production during Q3 2006 of 0.89 mmbbl was 6% higher than Q2 2006 reflecting the early stages of the impact of the active capital investment program. Further discussion in relation to the Cooper Oil Project is included in Section 2.3 of this report.

Surat Basin/Bowen Basin/Denison Trough
Sales gas production of 7.9 PJ was 20% higher than Q3 2005 due to increased production from the Fairview field.

Amadeus Basin
Sales gas production of 3.1 PJ was 3% above Q3 2005.

Otway Basin/Gippsland Basin
Aggregate sales gas production of 8.7 PJ was 129% above Q3 2005.

Casino production commenced during Q1 2006, and achieved production of 6.0 PJ during Q3 2006.

Minerva production of 0.8 PJ was 35% lower than Q3 2005.

Patricia Baleen production of 1.9 PJ was 25% lower than Q3 2005.

Carnarvon Basin
Sales gas production of 9.0 PJ was significantly above the 0.4 PJ recorded in Q3 2005, reflecting the start-up of the John Brookes field.

Condensate production increased to 0.11 mmbbl in line with John Brookes gas production.

Combined net oil production from Santos' Carnarvon Basin oil assets (including Mutineer-Exeter, Stag, Legendre, Barrow Island and Thevenard Island) of 2.66 mmbbl was 35% above Q2 2006.

Net production from Mutineer-Exeter of 1.48 mmbbl was 66% above Q2 2006, representing an average gross production rate of approximately 48,900 barrels of oil per day (bopd). The Mutineer-12 development well which was brought on line on line late in Q2 2006 significantly increased production during the quarter.

Two further development wells (Exeter-7 and 8) were drilled during the quarter. Exeter-7 was plugged and abandoned as it was found to be in an area of the reservoir which was already being drained by existing wells. Exeter-8 has been completed and was brought on line during early October 2006.

At the end of the quarter, Mutineer-Exeter production was averaging approximately 40,000 bopd (gross), although this has since increased to approximately 55,000 bopd (gross) due to the contribution from Exeter-8.

Stag oil production of 0.73 mmbbl was 2% lower than Q2 2006 as natural decline was offset by the ongoing water flood program.

Legendre oil production of 0.15 mmbbl was 114% above Q2 2006 following planned maintenance shutdown during the previous quarter.

Barrow Island and Thevenard Island oil production of 0.19 and 0.12 mmbbl was 15% and 16% above Q2 2006 respectively, reflecting the impact of cyclones during the previous quarter.

Timor Sea
Crude oil production from the Timor Sea of 0.09 mmbbl was marginally below Q2 2006.

Bonaparte Basin
The Bayu-Undan field is in a production sharing contract (PSC). Due to sustained high oil prices, net production attributed to Santos during the quarter was negatively impacted by the transition from cost recovery to profit sharing during the quarter.

Gross LNG production during Q3 2006 was 789,000 tonnes (43.0 PJ), and Santos' net entitlement production was 71,000 tonnes (3.9 PJ).

Gross condensate production during Q3 2006 was 6.48 mmbbl which was 5% above Q3 2005. Santos' net entitlement production was 0.54 mmbbl, which was 14% lower than Q3 2005, reflecting the end of cost recovery.

Gross LPG production during Q3 2006 was 283,000 tonnes which was 3% below Q3 2005. Santos' net entitlement production of 23,800 tonnes was 20% lower than Q3 2005, reflecting the end of cost recovery.

Indonesia
Sales gas production from Brantas and Kakap of 1.1 PJ was marginally higher than Q3 2005.

First gas production was achieved from the Maleo gas field late in the third quarter.

Indonesian crude oil production decreased marginally to 0.02 mmbbl.

Papua New Guinea
Oil production at SE Gobe decreased marginally to 0.07 mmbbl.

United States
Sales gas production of 1.3 PJ was 35% lower than Q3 2005 due to natural field decline.

Indonesia
Sales gas production from Brantas and Kakap of 1.1 PJ was marginally higher than Q3 2005.

First gas production was achieved from the Maleo gas field late in the third quarter.

Indonesian crude oil production decreased marginally to 0.02 mmbbl.

Papua New Guinea
Oil production at SE Gobe decreased marginally to 0.07 mmbbl.

United States
Sales gas production of 1.3 PJ was 35% lower than Q3 2005 due to natural field decline.

2. CAPITAL EXPENDITURE

Total capital expenditure is summarised in the table below:

Capital Expenditure Summary ($ millions)	Quarter Ended			YTD		Full Year
	Q3 2006	Q3 2005	Q2 2006	Q3 2006	Q3 2005	2005
Exploration						
Capitalised	37.0	5.4	37.3	75.3	30.6	36.7
Expensed	48.3	24.7	37.0	117.3	78.0	150.3
Delineation						
Capitalised	69.7	14.7	39.2	131.9	39.3	50.6
Expensed	12.4	10.1	22.9	42.3	29.4	47.0
Development	212.1	177.4	151.7	608.9	517.8	674.5
Total Capital Expenditure	379.6	232.3	288.1	976.7	695.1	959.1

2.1 EXPLORATION ACTIVITY

Exploration expenditure was $85.3 million in Q3 2006.

Wildcat drilling activity during the third quarter is shown in the table below:

Well	Basin	Target	Licence	Santos Interest (%)	Well Status
Python-1	Cooper/Eromanga - Qld	Gas	ATP259P T66 Block	60.06	P&A
Galloway-1	Gippsland - Vic	Oil	Vic/P39	37.5	P&A
Glenaire-1	Otway - Vic	Gas	PEP 160	30	Drilling
Libris-1	Carnarvon - WA	Oil	WA 246P	15	P&A, oil discovery
Barossa-1	Bonaparte - NT	Gas	NT/P69	40	Drilling
Madi-1	East Java, Indonesia	Oil	Madura Offshore PSC	67.5	P&A
Wortel-1	East Java, Indonesia	Oil/Gas	Sampang PSC	40.5	Gas discovery, P&A as per programme
Dua-5X	Nam Con Son, Vietnam	Oil/Gas	Block 12E	37.5	C&S, oil and gas discovery

Python-1 in South West Queensland permit ATP259, spudded on 23 July 2006 and drilled to a total depth of 2,309 metres. The primary target Patchawarra Formation sands were encountered but were water saturated. The well was plugged and abandoned and the rig was released on 3 August 2006.

Galloway-1 in the Gippsland Basin permit VIC P/39 was spudded on 29 July 2006 and drilled to a total depth of 2,315 metres. The primary and secondary objectives in the Latrobe Group were found to be water bearing and the well was plugged and abandoned. The rig was released on 24 August 2006.

Glenaire-1 in the Otway Basin permit PEP 160 was spudded on 8 September 2006. The primary objective of the well was the Pretty Hill Sandstone with a proposed total depth of 3,945 metres. Currently the well is at 3,386 metres and preparing to sidetrack following well bore deviation problems. The well is operated by Beach Petroleum.

Libris-1 in the Carnarvon Basin permit WA 246P spudded on 15 August 2006. The well encountered drilling difficulties and was sidetracked to test the primary target Angel Formation. The well was plugged and abandoned after encountering hydrocarbon shows in the Angel Formation which are pending evaluation as operational difficulties did not allow testing. The well is operated by Apache Corporation.

Barossa-1 in the Bonaparte Basin offshore Northern Territory spudded on 24 July 2006 and is currently drilling. The well is operated by Conoco Phillips.

Madi-1 in the Madura Offshore PSC, Indonesia, was spudded on 10 September 2006. The well reached a total depth of 1,200 metres and the primary target Mundu Formation limestone was found to be water bearing. The well was subsequently plugged and abandoned with the rig released on 22 September 2006.

Wortel-1 in the Sampang PSC, offshore East Java, Indonesia was drilled to a total depth of 1,464 metres and encountered a gross gas column of 141 metres in the early Pliocene Mundu Formation limestone in the 'A' fault block. A drill-stem test flowed gas at a rate of 18.5 million cubic feet per day through a 56/64" choke with a wellhead flowing pressure of 1,071 psi and condensate at a rate of 4 to 5 barrels per million cubic feet. Following completion of testing operations, Wortel-1 was plugged and abandoned as planned on 7 September 2006. A subsequent appraisal well, Wortel-2 was spudded on 26 September 2006 and plugged and abandoned in early October 2006 having failed to intersect significant hydrocarbons in the 'C' fault block.

Dua-5XRE in the Nam Con Son Basin, offshore Vietnam, was drilled to a total depth of 3,630 metres and intersected multiple gas and oil reservoirs in the southern fault block of the Dua structure. Two intervals were tested with the primary reservoir target flowing oil at a stable rate of 5,543 bopd plus 6.76 million standard cubic feet of gas per day (mmscfd) through a 2" choke. A deeper secondary reservoir flowed at a rate of 247 bopd through a 28/64" choke. Neither zone produced water on test. This well followed the discovery of oil and gas in the northern fault block of the Dua structure with the drilling of the Dua-4X well and sidetracks. The well is operated by Premier Oil.

Banjar Panji-1 Incident

As outlined in ASX releases dated 27 June, 30 June, 21 July and 18 October 2006, Santos has an 18% participating interest in the Banjar Panji-1 well located in the Brantas production sharing contract ("Brantas PSC") near Surabaya on the Indonesian island of Java. The well is operated by Lapindo Brantas Inc.

On 29 May 2006, a well control incident occurred which has resulted in an uncontrolled flow of mud and water to the surface from a series of nearby vents.

The mud continues to flow at a rate of approximately 100,000 to 150,000 cubic metres per day, and has affected a total area of about 400 hectares and 8 villages.

The President of Indonesia has recently appointed a national task force to address regional, environmental and social issues including sealing off the well, disposing of the mud and managing the affected communities.

Addressing these issues is a very complex task involving multiple technical and logistical efforts and liaison with local and regional governments, as well as national government agencies, and non-government organisations.

Well control specialists including Boots and Coots International Control Inc. have been hired to drill relief wells designed to stop the flow of water and mud. An observation well has been successfully drilled and has provided valuable technical data. Two relief wells are planned, the first of which is drilling at a depth of approximately 2,300 feet. The second relief well has been spudded at the time of writing this report.

Santos continues to provide its full support to the operator and we continue to encourage the joint venture to make decisions in the interests of sustainable environmental and community outcomes, and longer term management of the incident.

Seismic Activity

Seismic activity during the third quarter is shown in the table below:

Permit	Area/Basin	Type	Km/Km^2	Status
WA-26-L, WA-27-L, WA-191-P	Mutineer-Exeter, Carnarvon Basin	3D Marine	100	Complete
NT/P48	Evans Shoal, Bonaparte Basin	3D Marine	455	Phase 1 (960 km^2) complete
ATP259P	NE Wilson, Cooper Basin	2D Land	54	Complete
PEL114	Bugito-Kobari , Cooper Basin	3D Land	199	Ongoing

Forward Exploration Drilling

The current indicative exploration drilling schedule for the remainder of 2006, together with a number of wells which have been delayed to 2007, is set out in the table below:

Well/Prospect	Basin/Area	Target	Indicative Prospect Upside Resource Potential (mmboe) Unrisked				Santos % Interest	Quarter Drilling Expected to Commence
			0-50	50-100	100-250	>250		
Lepard	Cooper	Oil/Gas	✓				83	Spudded 24/10/06
Blackbird	Vietnam	Oil		✓			37.5[1]	Spudded 17/10/06
Semangka	East Java	Gas/Oil			✓		67.5	Spudded 12/10/06
Bricklanding	Barrow	Oil		✓			44	Q4 06
Nubia	Gulf of Suez	Oil	✓				50	Q4 06
Warden	Gulf of Suez	Oil	✓				50	2007
Montegue	Cooper	Gas	✓				61	2007
Fletcher	Dampier	Oil		✓			33	2007
Hiu Aman Selatan	Kutei	Gas		✓			50	2007
Kutei (A)	Kutei	Gas/Oil			✓		20	2007
Kutei (B)	Kutei	Gas/Oil		✓			50	2007
Jaguar R	Gulf of Mexico	Gas	✓				50	2007
Cougar L	Gulf of Mexico	Gas		✓			65	2007
Netherby 1	Offshore Otway	Gas	✓				50	2007

[1] On completion of the farmout agreement announced on 26 April 2006, and subject to the receipt of the approvals required from the Government of the Socialist Republic of Vietnam

The exploration portfolio is constantly being optimised therefore the above program may vary as a results of drilling outcomes, new prospects maturing and rig availability.

2.2 Delineation Activity

Total delineation expenditure in Q3 2006 was $82.1 million, of which near field exploration and exploration appraisal expenditure was $64.9 million and development appraisal expenditure was $17.2 million.

The table below details the delineation wells drilled during the third quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Gimboola-4a	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Endeavour-7	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Endeavour-9	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Endeavour-18	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Talgeberry-9	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Talgeberry-10	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Talgeberry-11	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Talgeberry-12	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Talgeberry-13	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Talgeberry-14	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Talgeberry-15	Cooper/Eromanga - QLD	Oil	89	C&S, possible water injector
Talgeberry-16	Cooper/Eromanga - QLD	Oil	89	P&A
Whynott-1	Cooper/Eromanga - QLD	Oil	89	P&A
Challum-28	Cooper/Eromanga - QLD	Oil	75	P&A
Challum-29	Cooper/Eromanga - QLD	Oil	100	C&S, successful oil
Challum-30	Cooper/Eromanga - QLD	Oil	100	C&S, successful oil
Cranstoun-3	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Cranstoun-4	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Yanda-17	Cooper/Eromanga - QLD	Oil	55	In progress
Mulberry-21	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Bilberry-1	Cooper/Eromanga - QLD	Oil	89	P&A
Loganberry-1	Cooper/Eromanga - QLD	Oil	89	P&A
Minni Ritchi-1	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Tooten1/1A	Cooper/Eromanga - QLD	Oil	89	P&A, junked hole
Reliance-1	Cooper/Eromanga - QLD	Oil	89	P&A
Cranberry-1	Cooper/Eromanga - QLD	Oil	89	P&A
Kooyong-1	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Eulo-1	Cooper/Eromanga - QLD	Oil	89	P&A
Lilias-1	Cooper/Eromanga - SA	Gas	86.81	P&A
Rissikia-1	Cooper/Eromanga - SA	Oil	86.8	C&S, successful oil
Derrilyn-4	Cooper/Eromanga - SA	Oil	65	C&S, successful oil
Biala-13	Cooper/Eromanga - SA	Oil	66.6	P&A
Limestone Creek-11	Cooper/Eromanga - SA	Oil	86.6	P&A
Perentie South-1	Carnarvon Basin	Oil & Gas	28.57	C&S, successful gas
Jeruk-3	South East Asia	Oil	40.5	C&S, successful oil
Dawson Bend-2STI	Southern Bowen Basin	CSG	75.25	C&C, successful gas
Mahalo-2	Bowen Basin	CSG	30	C&C, successful gas
Fairview-141	Bowen Basin	CSG	75.25	In progress
Pleasant Hills-25 (pilot)	Surat Basin	CSG	100	C&S, water
Mount Hope-2 (pilot)	Surat Basin	CSG	100	C&S, water
Raslie-7 (pilot)	Surat Basin	CSG	100	C&S, water
Grafton Range-24 (pilot)	Surat Basin	CSG	100	C&S, water
Blyth Creek-8 (pilot)	Surat Basin	CSG	100	In progress

2.3 Development Activity

Development expenditure during the third quarter was $212.1 million.

The table below details all development wells drilled during the quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Moomba-175	Cooper/Eromanga - SA	Gas	59.75	C&S, successful gas
Moomba-176	Cooper/Eromanga - SA	Gas	59.75	Suspended
Endeavour-6	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Endeavour-10	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Endeavour-14	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Mulberry-19	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Mulberry-25	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Baryulah-12	Cooper/Eromanga - QLD	Gas	60.06	C&S, successful gas
Downlands-4	Surat - QLD	Gas	22.2	C&S, successful gas
Exeter-8	Carnarvon Basin	Oil	33.4	C&S, successful oil
Stag-29H	Carnarvon Basin	WI	55	C&C, water injector
Meider-6	USA - Onshore	Gas	7.5	Unsuccessful gas
Petru-7	USA - Willacy County	Gas	34.38	In progress
Fairview-98	Bowen Basin	CSG	75.25	C&C, successful gas
Fairview-101	Bowen Basin	CSG	75.25	C&C, successful gas
Fairview-104	Bowen Basin	CSG	75.25	C&C, successful gas
Fairview-108	Bowen Basin	CSG	75.25	In progress

The status of the development projects which were in progress during the quarter is as follows:

Maleo (Santos 67.5%, operator)

First gas was achieved on 29 September 2006 on schedule and within the original budget estimate of US$75 million (A$100 million). At the time of issuing this report, the gas production rate was meeting customer nominations at 60 mmscfd.

Oyong (Santos 40.5%, operator)

The oil development phase was approximately 95% complete at the end of the quarter, with all development drilling completed and the floating storage and offtake vessel on location in the field.

The re-tendering process is well advanced with the anticipated first oil date remaining as Q2 2007.

Oyong Phase II first gas production continues to be expected in 2H 2008. Front End Engineering and Design (FEED) work on the onshore processing facilities is 50% complete and FEED work on the pipeline has commenced.

Cooper Oil Project (Santos 60%-100%, operator)

The Cooper Oil Project is currently delivering positive results. As at the end of September 2006, a total of 66 wells had been drilled with a success rate of 80%.

Three Precision Drilling International (PDI) automated onshore rigs and one conventional rig are currently deployed on the oil programme. A fourth PDI rig is being imported and is scheduled to commence drilling during February 2007. Drilling efficiency is continuing to improve with spud to spud times down to less than 6 days on the first PDI rig.

3. BUSINESS DEVELOPMENT

Acquisitions/Divestments

During the quarter Santos:

- Acquired a further ~3% working interest in the Fairview CSG field and ~1% in the Spring Gully CSG joint ventures from a US based party;
- Farmed-out interests in the Jaguar/Cougar shallow water exploration project in Texas State Waters, Gulf of Mexico to Korea National Oil Corporation (15% to 25% interests) and Samsung Corporation (10% interest);
- Sold a 25% interest in the Lay Creek Coal Seam Methane assets (Western Colorado) to an institutional investor. Santos retains a 25% working interest in the Lay Creek Project;
- Sold all of its holdings in the Raymondville field area in the United States to the operator, Cody Energy LLC (100% owned by Cabot); and
- Entered into agreements for the acquisition of its co-venturer, Delhi Petroleum. These agreements were subsequently terminated and the acquisition did not proceed after a third party made a higher offer that was accepted by the then owners of Delhi Petroleum. As a result a break fee was payable to Santos.

Subsequent to the end of the quarter Santos:

- Entered into a conditional farm-in agreement with DWM Petroleum AG to acquire a 70% equity interest in South Petroleum JSC, which holds six petroleum licenses in the Kyrgyz Republic in central Asia; and
- Announced a $1.26 per share all cash offer (by its wholly owned subsidiary Santos CSG Pty Ltd) for Queensland Gas Company Limited, valuing the coal seam gas company at A$606 million.

4. BOARD APPOINTMENT

Santos announced the appointment of Mr Roy Franklin OBE to its Board of Directors. Mr Franklin has extensive experience in the international petroleum industry and has held senior positions in major oil and gas companies, including Paladin Resources plc, Clyde Petroleum plc and BP plc.

5. HEDGING

There is no hedging outstanding at the end of Q3 2006.

6. QUARTERLY PRODUCTION AND REVENUE CHART



18.0
16.0
14.0
12.0
10.0
8.0
6.0
4 0
2 0
0.0
mmboe
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
A$m

	Q3 03	Q4 03	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06
Prdn mmboe	14.4	13.0	9.6	11.6	13.0	12.9	12.5	13.8	14.9	14.8	13.8	14.9	16.6
Revenue $m	386.4	362.5	256.4	334.1	420.3	490.1	465.8	553.2	764.5	679.2	621.8	691.5	759.5

7. CONVERSION FACTORS AND ABBREVIATIONS

Abbreviations		**Conversion Factors**	
PJ	petajoules	Sales Gas & Ethane, 1 PJ	171.937 boe x 10^3
TJ	terajoules	Crude Oil, 1 barrel	1 boe
mmbbl	million barrels	Condensate (Naphtha), 1 barrel	0.935 boe
mmboe	million barrels of oil equivalent	LPG, 1 tonne	8.458 boe
t	tonnes	LNG, 1PJ	18,227 t
P&A	plugged and abandoned		
C&S	cased and suspended		
C&C	cased and completed		